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TABLE OF CONTENTS 2

Filed pursuant to General Instruction II.L of Form F-10
File No. 333-207578

        P R O S P E C T U S    S U P P L E M E NT
To Prospectus dated October 30, 2015

US$3,000,000,000

CANADIAN NATURAL RESOURCES LIMITED

US$1,000,000,000    2.950% Notes due 2023
US$1,250,000,000    3.850% Notes due 2027
US$   750,000,000    4.950% Notes due 2047

        The 2.950% Notes due 2023 (the "2023 Notes"), the 3.850% Notes due 2027 (the "2027 Notes"), and the 4.950% Notes due 2047 (the "2047 Notes") collectively referred to in this prospectus supplement as the "notes", will bear interest at the rate of 2.950% per year, 3.850% per year and 4.950% per year, respectively. Interest on the 2023 Notes is payable on January 15 and July 15 of each year, beginning on January 15, 2018, interest on the 2027 Notes is payable on June 1 and December 1 of each year, beginning on December 1, 2017 and interest on the 2047 Notes is payable on June 1 and December 1 of each year, beginning on December 1, 2017. The 2023 Notes, the 2027 Notes and the 2047 Notes will mature on January 15, 2023, June 1, 2027 and June 1, 2047, respectively. We may redeem some or all of the notes at any time at the redemption prices described in this prospectus supplement under the caption "Description of the Notes — Optional Redemption". We may also redeem all of the notes, of either series, at any time if certain changes affecting Canadian withholding taxes occur.

        The offering of the notes (the "offering") is part of the financing to fund proposed acquisitions of interests, aggregating 70%, in the Athabasca Oil Sands Project, including 70% of the associated Scotford upgrader, as well as additional working interests in other producing and non-producing oil sands leases, for a total purchase price of approximately $12.7 billion. See "Recent Developments".

        If the Acquisitions (as defined herein) are not completed on or prior to December 8, 2017 or we publicly announce that we will not proceed with the Acquisitions for any reason, the notes will be subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the date of redemption. There is no escrow account for, or security interest in, the proceeds from the sales of the notes for the benefit of holders of the notes. See "Risk Factors" and "Description of the Notes — Special Mandatory Redemption".

        Investing in the notes involves risks. See "Risk Factors" in this prospectus supplement on page S-36 and in the accompanying prospectus beginning on page 25.

	Public Offering Price	Underwriting Commission	Proceeds to Canadian Natural (before expenses)(1)

Per 2023 Note	99.853%	0.600%	99.253%
Total	US$998,530,000	US$6,000,000	US$992,530,000
Per 2027 Note	99.696%	0.650%	99.046%
Total	US$1,246,200,000	US$8,125,000	US$1,238,075,000
Per 2047 Note	99.922%	0.875%	99.047%
Total	US$749,415,000	US$6,562,500	US$742,852,500

Note:

(1)
Plus accrued interest on the notes, if any, from May 30, 2017 if settlement occurs after that date.

Joint Book-Running Managers

J.P. Morgan	Barclays	BofA Merrill Lynch
Citigroup	MUFG	TD Securities

Co-Managers

RBC Capital Markets	Scotiabank		BMO Capital Markets
CIBC Capital Markets	Mizuho Securities	SMBC Nikko	Wells Fargo Securities

The date of this prospectus supplement is May 23, 2017.

        We expect that delivery of the notes will be made to investors on or about May 30, 2017 through The Depository Trust Company, and its direct and indirect participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme.

        The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness from time to time outstanding. The notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

        We are permitted, under the multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and they are subject to Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (U.S.). As a result, they may not be comparable to financial statements of United States companies.

        Certain data on oil and gas reserves included or incorporated by reference in this prospectus supplement and in the accompanying prospectus has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. See "Important Notice About Information in this Prospectus Supplement and the Accompanying Prospectus".

        Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under the caption "Certain Income Tax Information".

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus supplement or the accompanying prospectus are Canadian residents, and most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States Messrs. N. Murray Edwards, Timothy W. Faithfull and Gordon D. Giffin are directors of Canadian Natural who reside outside of Canada and each of these directors has appointed us as their agent for service of process in Canada at 2100, 855 - 2nd Street SW, Calgary, Alberta T2P 4J8. It may not be possible for you to enforce judgments in Canada against a person who resides outside of Canada, even if the person has appointed an agent for service of process.

        Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state or provincial securities commission has approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We will not apply to list the notes on any securities exchange or to include the notes in any automated quotation system. Accordingly, there is no market through which the notes may be sold and purchasers may not be able to resell notes purchased under this prospectus supplement or the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation.

        Each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc., TD Securities (USA) LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp.,

CIBC World Markets Corp., Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., and Wells Fargo Securities, LLC is an affiliate of a lender to us (the "Lenders") and to which we may be materially indebted and Canadian Natural may be considered to be a connected issuer to each of the underwriters. In addition, certain Lenders or their affiliates have committed to provide the Acquisition Credit Facilities (as defined herein) to finance a portion of the purchase price for the Acquisitions. See "Underwriting".

        It is expected that delivery of the notes will be made against payment therefor on or about May 30, 2017, which will be four business days following the date of this prospectus supplement (this settlement cycle being referred to as "T+4"). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of this prospectus supplement will be required, by virtue of the fact that the notes will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade their notes on the date of this prospectus supplement should consult their own advisors.

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes being offered. The second part, the base shelf prospectus, dated October 30, 2015, gives more general information, some of which may not apply to the notes being offered. The accompanying base shelf prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and the prospectus. See "Documents Incorporated by Reference" in this prospectus supplement and "Where You Can Find More Information" in the prospectus.

        We have not, and the underwriters have not, authorized any other person to provide you any information or represent anything about us that is not contained in or incorporated by reference in this prospectus supplement, the prospectus and any free writing prospectus we have authorized. If given or made, any such information or representation should not be relied upon as having been authorized by us. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus supplement and the prospectus, as well as information in any document incorporated by reference that we previously filed with the SEC and with the Alberta Securities Commission, is accurate only as of the respective dates of the applicable documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms and acronyms used and not otherwise defined herein have the meanings provided in the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement, the prospectus and any document incorporated by reference to "Canadian Natural", the "Company", "we", "us", and "our" mean Canadian Natural Resources Limited and its subsidiaries, partnerships and, where applicable, interests in other entities. In the section entitled "Description of the Notes" in this prospectus supplement, "Canadian Natural", "we", "us" and "our" refers only to Canadian Natural Resources Limited, without its subsidiaries or interests in partnerships and other entities.

        This prospectus supplement contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "BOE". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of oil conversion ratio may be misleading as an indication of value.

NOTE REGARDING RESERVES DISCLOSURE

        The securities regulatory authorities in Canada have adopted National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose proved and proved plus probable reserves, and to disclose reserves and production before deducting royalties. Probable reserves are of a higher uncertainty and are less likely to be accurately estimated or recovered than proved reserves.

        We are required to disclose reserves in accordance with Canadian securities law requirements and the disclosure of proved and probable reserves in this prospectus supplement and the documents incorporated by reference in this prospectus supplement is in accordance with NI 51-101. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in this prospectus supplement and the documents incorporated by reference into this prospectus supplement in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due to others but permits the optional disclosure of probable and possible reserves.

        In addition, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices and current costs, but permits the optional disclosure of revenue estimates based on different price and cost criteria.

        For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled "Form 51-101F1 Statement of Reserves Data and Other Information" in our annual information form ("AIF") dated March 23, 2017, which is incorporated by reference in this prospectus supplement.

PRESENTATION OF FINANCIAL INFORMATION

        In this prospectus supplement, the prospectus and any document incorporated by reference, unless otherwise specified, all dollar amounts are expressed in Canadian dollars, and all financial information is determined using Canadian generally accepted accounting principles which are in effect from time to time, referred to as "Canadian GAAP" (which, since January 1, 2011, have been consistent with IFRS). "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

        Our audited comparative consolidated financial statements for the years ended December 31, 2016 and 2015 together with the independent auditor's report thereon, which are incorporated by reference in this prospectus supplement, are prepared in accordance with IFRS as issued by the IASB.

        The audited operating statements for the Shell Assets (as defined herein) for the year ended December 31, 2016 and the unaudited interim operating statements for the Shell Assets for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016 ("Shell Operating Statements") included in Appendix "A" to this prospectus supplement are reported in Canadian dollars and prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards ("NI 52-107") for operating statements and derived from financial statements prepared in accordance with IFRS. The line items in the Shell Operating Statements have been prepared in all respects using the accounting policies that are permitted by IFRS with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.

        The audited operating statements of Marathon Oil Canada Corporation for the year ended December 31, 2016 and the unaudited interim operating statements of Marathon Oil Canada Corporation for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016 ("Marathon Operating Statements") included in Appendix "A" to this prospectus supplement are reported in Canadian dollars and prepared in accordance with U.S. GAAP. The Marathon Operating Statements are prepared in accordance with NI 52-107. The line items in the Marathon Operating Statements have been prepared in all respects using accounting policies that are permitted by U.S. GAAP applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements and may not be comparable to financial statements of Canadian companies prepared in accordance with IFRS.

        As noted above, the Shell Operating Statements and the Marathon Operating Statements are included in this prospectus supplement in accordance with disclosure requirements under Canadian securities laws, pursuant to subsection 3.11(5) of NI 52-107 for operating statements of acquired oil and gas properties, which requirements differ from the relevant disclosure requirements under U.S. securities laws. The presentation and disclosure of the information contained in the Shell Operating Statements and the Marathon Operating Statements would vary under the disclosure standards prescribed by U.S. securities laws and may not be comparable to disclosure on acquired oil and gas properties of U.S. companies.

NON-GAAP FINANCIAL MEASURES

        This prospectus supplement and the documents incorporated by reference herein include references to financial measures commonly used in the crude oil and natural gas industry, including funds flow from operations (formerly referred to as cash flow from operations). This financial measure is not defined by IFRS and therefore is referred to as a non-GAAP measure. The non-GAAP measure funds flow from operations used by the Company may not be comparable to similar measures presented by other companies. The Company uses this non-GAAP measure to evaluate its performance. The non-GAAP measure funds flow from operations should not be considered an alternative to or more meaningful than cash flows from operating activities, as determined in accordance with IFRS, as an indication of the Company's performance. The non-GAAP measure funds flow from operations is reconciled to net earnings (loss), as determined in accordance with IFRS in the "Net Earnings (Loss) and Funds Flow from Operations" section of our Management's Discussion and Analysis for the year ended December 31, 2016 which is incorporated by reference into this prospectus supplement. The non-GAAP measure funds flow from operations is also reconciled to cash flows from operating activities in that section.

 CAUTION REGARDING UNAUDITED PRO FORMA
CONSOLIDATED OPERATING STATEMENTS

        This prospectus supplement contains our unaudited pro forma consolidated operating statements for the year ended December 31, 2016 and the three months ended March 31, 2017 giving effect to our proposed acquisitions of: i) a 60% working interest in the Athabasca Oil Sands Project ("AOSP"), as well as additional working interests in certain other producing and non-producing oil and gas properties of Shell Canada Limited and certain subsidiaries; and ii) an indirect 10% working interest in the AOSP and related oil sands investments in respect of Marathon Oil Canada Corporation, as if both Acquisitions occurred on January 1, 2016 (the "Pro Forma Statements"). The Pro Forma Statements have been prepared using IFRS as issued by the IASB and on a basis consistent with our accounting policies.

        The Pro Forma Statements have been prepared from information derived from, and should be read in conjunction with:

  •
  our audited annual consolidated financial statements for the year ended December 31, 2016;

  •
  our unaudited interim consolidated financial statements for the three months ended March 31, 2017;

  •
  the Shell Operating Statements; and

  •
  the Marathon Operating Statements, prepared using accounting policies that are permitted by generally accepted accounting principles of the United States.

        The Pro Forma Statements, Shell Operating Statements and Marathon Operating Statements are set forth in Appendix "A".

        In preparing the Pro Forma Statements, we have not independently verified the Shell Operating Statements or the Marathon Operating Statements. The Pro Forma Statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price adjustments under the Acquisitions may differ from the amounts reflected in the Pro Forma Statements.

        Since the Pro Forma Statements have been developed to retroactively show the effect of transactions that are expected to occur at a later date, and even though such statements were prepared following generally accepted principles using reasonable assumptions, the Pro Forma Statements reflect limitations inherent in the very nature of pro forma data. Undue reliance should not be placed on the Pro Forma Statements. See "Forward-Looking Statements" and "Risk Factors".

Prospectus Supplement

Prospectus

EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to "dollars," "Cdn$" or "$" are to Canadian dollars and references to "US$" are to U.S. dollars.

        The following table sets forth the noon exchange rates based on those published on the website of the Bank of Canada as being in effect on each trading day. The exchange rates indicated are for the last day of the period as well as the high, low and average rates for each trading day during the relevant period. These rates are set forth as U.S. dollars per Cdn$1.00.

	Three Months Ended March 31,		Year Ended December 31,
	2017	2016	2016	2015	2014
High	0.7690	0.7715	0.7972	0.8527	0.9422
Low	0.7405	0.6854	0.6854	0.7148	0.8589
Average	0.7554	0.7282	0.7548	0.7820	0.9054
Period End	0.7506	0.7710	0.7448	0.7225	0.8620

        On May 19, 2017 the inverse of the Bank of Canada's daily exchange rate was US$0.7383 equals Cdn$1.00.

ABBREVIATIONS

Oil and NGLs		Natural Gas
bbl	barrel	Bcf	billion cubic feet
bbl/d	barrels per day	Mcf	thousand cubic feet
BOE	barrel of oil equivalent
BOE/d	barrels of oil equivalent per day
Mbbl	thousand barrels	MMcf	million cubic feet
Mbbl/d	thousand barrels per day	MMcf/d	million cubic feet per day
MMbbl	million barrels	MMBtu	million British thermal units
MBOE/d	thousand barrels of oil equivalent per day
MMBOE	million barrels of oil equivalent	Financial
NGLs	natural gas liquids	MM$	million Canadian dollars

DEFINITIONS

"10084751" means 10084751 Canada Limited, a subsidiary of SCL;

"Acquired AOSP Assets" means, collectively, the Shell AOSP Assets and the Marathon Assets;

"Acquired Assets" means, collectively, the Shell Assets and the Marathon Assets;

"Acquisitions" means, collectively, the Shell Acquisition and the Marathon Acquisition and "Acquisition" means the Shell Acquisition or the Marathon Acquisition as the context requires;

"AIF" means the annual information form of Canadian Natural dated March 23, 2017 for the year ended December 31, 2016;

"Ancillary Properties" means a 100% working interest in the Peace River/Carmon Creek thermal in-situ operations, a 100% working interest in the Cliffdale heavy oil field as well as interests in certain other oil sands leases;

"CNUL" means Canadian Natural Upgrading Limited, a wholly-owned subsidiary of Canadian Natural;

"Common Shares" means common shares in the capital of Canadian Natural;

"Marathon" means Marathon Oil Dutch Holdings B.V.;

"Marathon Acquisition" means the acquisition of the Marathon Assets pursuant to the Marathon Acquisition Agreement;

"Marathon Acquisition Agreement" means the share purchase agreement dated March 8, 2017 among Marathon, 10084751 and Canadian Natural;

"Marathon Assets" means an indirect 10% working interest in the AOSP, held through MOCC voting and non-voting common shares;

"Medium Term Notes" means 2.05% medium term notes, series 2, due June 1, 2020, 3.42% medium term notes, series 3, due December 1, 2026, and 4.85% medium term notes, series 4, due May 30, 2047, priced on May 23, 2017;

"MOCC" means Marathon Oil Canada Corporation;

"SCE" means Shell Canada Energy;

"SCL" means Shell Canada Limited;

"SCO" means synthetic crude oil;

"SCR" means Shell Canada Resources;

"Shell" means, collectively, SCL, SCE and SCR;

"Shell Acquisition" means the acquisition of the Shell Assets by Canadian Natural pursuant to the Shell Acquisition Agreement;

"Shell Acquisition Agreement" means the purchase and sale agreement dated March 8, 2017 among Shell, Canadian Natural and CNRL Upgrading Limited as assigned to CNUL;

"Shell AOSP Assets" means a 60% working interest in the AOSP, which includes the Jackpine Mine, the Muskeg River Mine, the Scotford Upgrader and the Quest Carbon Capture and Storage project;

"Shell Assets" means the Shell AOSP Assets and the Ancillary Properties; and

"U.S." means United States.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the prospectus contain or incorporate by reference "forward-looking information" and "forward-looking statements" (collectively referred to herein as "forward-looking statements") within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed" or expressions of a similar nature, suggesting future outcome or statements regarding an outlook. Disclosure related to the use of proceeds of the offering; the completion of the offering and the Acquisitions and the timing thereof; the anticipated benefits of the Acquisitions; our pro forma financial, operating and reserves information; our expectations about expected future commodity pricing; forecast or anticipated production volumes; royalties; operating costs; capital expenditures; income tax expenses and other guidance provided throughout this prospectus supplement, the prospectus and the documents incorporated herein by reference constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to the Horizon Oil Sands operations and future expansions, Primrose thermal projects,

Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery, and construction by third parties of new or expansion of existing pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil upon which we may be reliant to transport our products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

        In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and NGLs reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

        The forward-looking statements are based on current expectations, estimates and projections about us and the industry in which we operate, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: timing and receipt of applicable regulatory approvals for the Acquisitions; all required financing being available to complete the Acquisitions; our ability to successfully integrate the Acquired Assets and the employees associated with such assets; future use and development of technology; our ability to implement new technology necessary to efficiently and effectively operate the Acquired Assets; our ability to achieve the expected environmental impacts from the Acquired Assets; general economic and business conditions which will, among other things, impact demand for and market prices of our products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which our current guidance is based; economic conditions in the countries and regions in which we conduct business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; our ability to implement our business strategy, including exploration and development activities; impact of competition; our defense of lawsuits; availability and cost of seismic, drilling and other equipment; our ability to complete capital programs; our ability to secure adequate transportation for our products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of our bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; our ability to attract the necessary labor required to build our thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading bitumen products; availability and cost of financing; our success of exploration and development activities and ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies and assets, including those to be acquired pursuant to the Acquisitions; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, natural gas and NGLs not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of our provision for taxes; and other circumstances affecting revenues and expenses.

        Our operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

        We caution that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this prospectus supplement, including the documents incorporated by reference, could also have material adverse effects on forward-looking statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

        Additional factors are described in our AIF dated March 23, 2017 which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus supplement. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus supplement and in the prospectus.

        Except as required under applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing factors affecting this information, should circumstances or management estimates or opinions change.

SUMMARY

        The following summary contains information about our business, the Acquisitions and the notes offered hereby. It does not contain all of the information that may be important to you in making a decision to purchase the notes. For a more complete understanding of our business, the Acquisitions and the offering, we urge you to read this entire prospectus supplement, the prospectus and the documents incorporated by reference in their entirety before making any investment decisions, including the information set forth under the captions "Risk Factors", "Recent Developments", and "Forward-Looking Statements" in this prospectus supplement.

        We are a Canadian-based senior, independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas liquids, natural gas and bitumen. Our core regions of operations are in western Canada, the United Kingdom sector of the North Sea and Offshore Africa. Our head and principal office is located at 2100, 855-2 Street SW, Calgary, Alberta T2P 4J8, Canada.

THE ACQUISITIONS

        On March 8, 2017 we entered into agreements with Shell and Marathon to acquire directly and indirectly 70% of the AOSP, as well as additional working interests in other producing and non-producing oil and gas properties, for preliminary total consideration of approximately $12.7 billion, comprised of cash of approximately $8.7 billion, and 97,560,975 Common Shares to be issued to Shell, with an estimated value of approximately $4 billion at the announcement date. See "Recent Developments".

CONCURRENT OFFERING

        On May 23, 2017, we priced an offering in Canada of $1.8 billion of debt securities consisting of the Medium Term Notes. The purchase prices and the expenses related to the Acquisitions will be financed at the closing of each of the Acquisitions, directly or indirectly, with a combination of the net proceeds from the issuance of the notes, the net proceeds from the issuance of the Medium Term Notes and amounts drawn under the Term Loan Facility (as defined herein) and the issuance of the Consideration Shares (as defined herein). The Medium Term Notes are being offered only by means of a prospectus in each of the provinces of Canada. The offering of the Medium Term Notes is not being made in the United States. The closing of the offering is not contingent upon the completion of the concurrent offering of the Medium Term Notes.

THE OFFERING

        A brief description of the material terms of the offering follows. For a more complete description of the notes offered hereby, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issuer	Canadian Natural Resources Limited.
Notes Offered

US$1,000,000,000 aggregate principal amount of 2.950% Notes due 2023 (the "2023 Notes"), US$1,250,000,000 aggregate principal amount of 3.850% Notes due 2027 (the "2027 Notes") and US$750,000,000 aggregate principal amount of 4.950% Notes due 2047 (the "2047 Notes" and, together with the 2023 Notes and the 2027 Notes, the "notes").

Maturity Dates	The 2023 Notes will mature on January 15, 2023, the 2027 Notes will mature on June 1, 2027 and the 2047 Notes will mature on June 1, 2047.
Interest Rates and Payment Dates	Interest on the 2023 Notes will accrue at the rate of 2.950% per year, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2018.
Interest on the 2027 Notes will accrue at the rate of 3.850% per year, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2017.
Interest on the 2047 Notes will accrue at the rate of 4.950% per year, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2017.
Optional Redemption

Prior to December 15, 2022, we may redeem the 2023 Notes, in whole or in part, at our option at any time by paying a "make-whole" premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after December 15, 2022, we may redeem the 2023 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2023 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Prior to March 1, 2027, we may redeem the 2027 Notes, in whole or in part, at our option at any time by paying a "make-whole" premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after March 1, 2027, we may redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the date of redemption.

Prior to December 1, 2046, we may redeem the 2047 Notes, in whole or in part, at our option at any time by paying a "make-whole" premium, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. On or after December 1, 2046, we may redeem the 2047 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2047 Notes to be redeemed plus accrued and unpaid interest thereon to, but not including, the date of redemption.

We may also redeem, in whole and not in part, any series of the notes, at the redemption price described in this prospectus supplement at any time in the event certain changes affecting Canadian or other applicable withholding taxes occur.

See "Description of the Notes — Optional Redemption".

Special Mandatory Redemption

If the Acquisitions are not completed on or prior to December 8, 2017 or we publicly announce that we will not proceed with the Acquisitions for any reason, the notes will be subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the date of redemption.

Ranking

The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness from time to time outstanding. The notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Certain Covenants

The notes will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York (the "Initial Trustee"), as amended by a first supplemental indenture dated October 28, 2011 entered into between us and the Initial Trustee, and as amended by a second supplemental indenture dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association, as successor trustee (the trust indenture dated July 24, 2001 as amended by the first supplemental indenture and the second supplemental indenture, the "Indenture"). The Indenture, among other things, restricts our and our subsidiaries' ability to incur liens and our ability to sell certain assets or merge with or into other companies.

These covenants are subject to a number of important qualifications and limitations. For more details, see "Description of Debt Securities" beginning on page 8 of the prospectus.
Additional Amounts

All payments with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any Canadian taxes unless required by law or by the interpretation or administration thereof. If we are required to withhold or deduct for Canadian taxes, we will pay any additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Description of Debt Securities — Additional Amounts" in the prospectus.

Use of Proceeds

We intend to use the net proceeds of the offering to finance a portion of the purchase price of the Acquisitions and pay certain fees and expenses related to the Acquisitions. See "Use of Proceeds" and "Recent Developments".

Form and Denomination	The notes will be issued only in registered form in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.
Governing Law	The notes and the Indenture will be governed by, and construed in accordance with, the laws of the State of New York.
No Public Trading Market

We do not intend to list the notes on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. There can be no assurance that an active trading market will develop for the notes.

Tax Considerations	You should be aware that the acquisition, ownership and disposition of the notes may have tax consequences both in Canada and the United States. See "Certain Income Tax Considerations".
Risk Factors

See "Risk Factors" in this prospectus supplement on page S-36 and in the prospectus beginning on page 25 for a discussion of factors you should carefully consider before deciding to invest in the notes.

RECENT DEVELOPMENTS

The Shell Acquisition — Overview

        On March 8, 2017, Canadian Natural and CNRL Upgrading Limited (assigned to CNUL April 4, 2017) entered into the Shell Acquisition Agreement to acquire the Shell Assets for aggregate consideration of $11.1 billion, comprised of cash of approximately $7.1 billion and the issuance of 97,560,975 Common Shares, with an estimated value of approximately $4 billion at the announcement date (the "Consideration Shares"). The Shell Assets consist primarily of a 60% working interest in the AOSP, which includes the Jackpine Mine, the Muskeg River Mine and the Scotford Upgrader. The Shell Acquisition will have an effective date of February 1, 2017 and is expected to close in the second quarter of 2017. No shareholder vote or financing condition is required in connection with the Shell Acquisition.

        Upon closing of the Shell Acquisition, Shell will own approximately 8% of our issued and outstanding Common Shares. At closing, Canadian Natural and Shell will enter into a registration rights agreement which will provide Shell with certain demand registration and piggyback registration rights in respect of the Consideration Shares.

        See "The Shell Acquisition — Shell Acquisition Agreement" and "The Shell Acquisition — Registration Rights Agreement" below.

The Marathon Acquisition — Overview

        On March 8, 2017, Canadian Natural and 10084751, a subsidiary of SCL, entered into the Marathon Acquisition Agreement to jointly acquire all of the issued and outstanding shares of MOCC for aggregate cash consideration of US$2.5 billion. Canadian Natural and 10084751 will each acquire 50% of the issued and outstanding shares of MOCC for cash consideration of US$1.25 billion. The sole producing asset of MOCC consists of a 20% working interest in the AOSP. See "The Marathon Acquisition — Marathon Acquisition Agreement" below.

        The Marathon Acquisition will have an effective date of January 1, 2017 and is expected to close in the second quarter of 2017. The completion of the Marathon Acquisition and the Shell Acquisition are cross-conditional. Following the closing of the Acquisitions, Canadian Natural will hold, directly and indirectly, a 70% working interest in the AOSP.

Acquisition Rationale

        We view the Acquisitions as providing several long-term benefits and opportunities to create value:

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  Long-Life, Low Decline Assets — The oil sands mines and upgrader to be acquired pursuant to the Acquisitions are world class oil sands assets having a long life and low decline profile. We view the Acquisitions as increasing our sustainability throughout the business cycle, with oil production increasing over 30%, total proved BOE reserves increasing 39% and our ratio of long life, low decline liquids increasing to approximately 70% of corporate liquids production. Adding long life, low decline production to our portfolio has significant advantages. Long life, low decline assets have low reserve replacement costs, provide substantial funds flow from operations, are more tolerant to price volatility, have minimal reservoir risk, and provide greater opportunities to leverage operational expertise and continuous improvement processes to deliver increasingly more effective and efficient operations.

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  Immediate Addition of High Quality Production — We believe the Acquisitions add significant high quality crude oil production to our already diversified asset base. This production is being added at a discount to the cost required to construct a mine and related upgrading infrastructure. Additionally, the funds flow from operations is immediate and does not require the typical long lead time to build similar infrastructure, reducing the risk of delays and/or cost overruns. Furthermore, we believe that the significant and immediate funds flow from operations in excess of capital costs incurred generated from the Acquired Assets, in combination with our already strong funds flow from operations in excess of capital costs incurred profile allows for key credit metrics to improve quickly, making Canadian Natural a more robust and sustainable company.

  •
  Opportunity to Leverage Core Strengths — We believe the acquisition of a 70% interest in the AOSP will allow us to leverage our top decile performance in mining extraction and seek to capture increased efficiencies and economies of scale with two mine sites — Horizon, and the Albian mines to be acquired pursuant to the Acquisitions.

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  Environmental Considerations — The addition of the Quest Carbon Capture Storage project complements the similar efforts made at Horizon, where we employ carbon dioxide capture technology, and reduces our overall greenhouse gas intensity. The processes implemented at Horizon and the AOSP fit with our goal of minimizing our environmental footprint.

Financing the Acquisitions

        The purchase prices and the expenses related to the Acquisitions will be financed at the closing of each of the Acquisitions, directly or indirectly, with a combination of the following: (i) net proceeds of the offering; (ii) net proceeds of the issuance of the Medium Term Notes and (iii) amounts drawn under the Acquisition Credit Facilities (as defined below). In addition, the purchase price of the Shell Acquisition will be financed in part through the issuance of the Consideration Shares. See "Consolidated Capitalization".

        See "Risk Factors" for a discussion of certain risks relating to the financing of the Acquisitions.

Acquisition Credit Facilities

        For the purposes of financing a portion of the cash purchase price of the Acquisitions and expenses relating to the closing thereof, a syndicate of lenders has agreed, pursuant to a credit agreement dated May 4, 2017 (the "Acquisition Credit Agreement"), to provide to Canadian Natural: (a) a senior unsecured 364-day term credit facility in an aggregate principal amount of up to $6 billion on a fully underwritten basis (the "Bridge Facility"); and (b) a senior unsecured three year term loan facility in an aggregate principal amount of up to $3 billion (the "Term Loan Facility" and, together with the Bridge Facility, the "Acquisition Credit Facilities").

        Each of the Acquisition Credit Facilities will be drawn upon in a single drawing on the closing date of the Acquisitions and any unused portion of the Acquisition Credit Facilities not drawn upon in connection with the closing of the Acquisitions will be automatically cancelled. The Bridge Facility will mature on the date that is 364 days following the closing date of the Acquisitions, and Term Loan Facility will mature on the date that is three years following the closing date of the Acquisitions. The Bridge Facility will not be subject to any scheduled amortization and the Term Loan Facility will be subject to annual amortization of 5% of the original balance of the Term Loan Facility as at the closing date of the Acquisitions.

        The Acquisition Credit Agreement contains certain prepayment options in favor of Canadian Natural and certain mandatory prepayment obligations upon the occurrence of certain events. In particular, we will be required to effect reductions or make certain mandatory prepayments of the Bridge Facility, which will permanently reduce the commitments of the lenders and/or require the mandatory repayment of indebtedness under the Bridge Facility, in an amount equal to the net cash proceeds from: (i) any issuance of common shares or other equity securities by Canadian Natural or any of our subsidiaries, other than pursuant to certain prescribed exceptions; (ii) any issuance of senior unsecured notes or other debt securities, including the notes offered hereby and any other indebtedness for borrowed money by Canadian Natural or any of our subsidiaries, other than certain prescribed exceptions (including amounts borrowed under the Term Loan Facility); and (iii) all non-ordinary course asset sales or other dispositions of property by Canadian Natural or any of our subsidiaries, subject to certain prescribed exceptions. Such repayments are required to be made within two business days after receipt of any of the net cash proceeds referred to above.

        The Acquisition Credit Agreement contains: (i) customary representations and warranties, affirmative and negative covenants and events of default that are substantially consistent with those in Canadian Natural's existing amended and restated credit facility no. 1 dated June 30, 2015 (the "Existing Credit Facilities"); and (ii) certain additional representations and warranties as are customary for acquisition financings of the nature contemplated by the Acquisition Credit Facilities. In particular, the Acquisition Credit Agreement requires Canadian Natural to maintain a maximum ratio of consolidated debt to capitalization of 0.65:1.00. The drawdown of the Acquisition Credit Facilities is also subject to certain customary conditions for acquisition financings.

        The Acquisition Credit Facilities provide for fees payable by Canadian Natural customary for acquisition financings and amounts outstanding under the Acquisition Credit Facilities will be subject to interest at rates based upon an applicable margin over the Canadian prime rate CDOR, United States base rate or LIBOR (as the case may be), which margin will: (i) vary based upon Canadian Natural's then applicable credit ratings; (ii) with respect to the Bridge Facility, increase by a specified amount on each of the 90th, 180th and 270th day following the closing date of the Acquisitions if amounts outstanding under the Bridge Facility are not repaid in full at such time; and (iii) with respect to the Bridge Facility, also be subject to a duration fee based upon the aggregate principal amount of the Bridge Facility remaining outstanding on each of the 90th, 180th and 270th day following the closing date of the Acquisitions.

The Shell Acquisition

Shell Acquisition Agreement

        The following is a summary of certain provisions of the Shell Acquisition Agreement.

        The Shell Acquisition Agreement provides for the acquisition by CNUL of the Shell Assets for aggregate consideration of $11.1 billion, comprised of cash of approximately $7.1 billion and the issuance of the Consideration Shares (the "Shell Acquisition Purchase Price"). The Shell Acquisition Purchase Price is subject to certain adjustments including but not limited to net revenues, expenses and capital from the effective closing date and accrued interest on the purchase price during that time. Upon the closing of the Acquisition, the Consideration Shares will represent approximately 8% of our issued and outstanding Common Shares. In addition, Canadian Natural is also accessing intellectual property and technology for use in perpetuity. This includes all processes and patented technology for the operations of the AOSP Assets including the paraffinic process and LC fining technology. Canadian Natural will pay to Shell an annual fee for the first seven years. These payments will be on a sliding scale, and as a function of WTI oil price.

        The effective date of the Shell Acquisition is February 1, 2017. Canadian Natural will be entitled to receive all revenues and benefits arising from the ownership and operation of the Shell Assets and shall be responsible for all obligations and expenditures in respect of the Shell Assets on and after February 1, 2017. An interim accounting of all apportionments required pursuant to the Shell Acquisition Agreement will be carried out by Canadian Natural and Shell prior to closing and a final settlement statement will be prepared within four months of the closing date.

        Conditions to closing under the Shell Acquisition Agreement include, but are not limited to, the following: (a) the accuracy of each parties' representations and warranties and the performance of their respective covenants in all material respects; (b) no governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Shell Acquisition; (c) there shall not have occurred one or more incidents that cause physical adverse damage to the Shell Assets prior to the closing of the Shell Acquisition that reduces the aggregate fair market value of the entirety of the Shell Assets at closing by more than 25% of the Shell Acquisition Purchase Price; (d) all conditions precedent in favor of Canadian Natural and 10084751 under the Marathon Acquisition Agreement shall have been met (other than the condition that the Shell Acquisition has closed); and (e) approval of certain governmental authorities to the transfer of certain licenses and permits relating to the Shell Assets.

        Canadian Natural has provided an irrevocable standby letter of credit to Shell in the amount of $500 million in support of its obligations pursuant to the Shell Acquisition Agreement (the "Letter of Credit"). If the Shell Acquisition is completed, the Letter of Credit will be returned by Shell to Canadian Natural at closing. If the Shell Acquisition does not close due to a material breach by Canadian Natural or CNUL of certain of its representations, warranties or covenants, the Letter of Credit may be claimed by Shell and the amount of $500 million shall be forfeited by Canadian Natural as liquidated damages, which shall be the exclusive remedy of Shell. If closing of the Shell Acquisition does not occur for any other reason, Shell will return the Letter of Credit to Canadian Natural.

        The Shell Acquisition Agreement contains customary representations and warranties from each of Canadian Natural, CNUL and Shell for a transaction of this nature, including in respect of corporate authority, organization, share capitalization, environmental matters, rights of first refusal and intellectual property.

        Prior to the completion of the Shell Acquisition, Shell agreed to maintain and operate the Shell Assets in accordance with the Shell Acquisition Agreement, which includes operating the Shell Assets consistent with good oil and gas industry practices and in material compliance with applicable law. Shell also agreed not to undertake certain activities with respect to the Shell Assets without Canadian Natural's prior written consent. Canadian Natural agreed not to sell or dispose of all or any portion of the Shell Assets for a period of two years from the closing date. Shell and Canadian Natural agreed to jointly pursue the completion of the Marathon Acquisition in accordance with the terms of the Marathon Acquisition Agreement. In connection with closing, Canadian Natural has agreed to make offers of employment to all employees of Shell whose employment is based at the Shell Assets or directly relates to the Shell Assets on terms and conditions comparable in the aggregate to the current terms for such employees in respect of compensation and benefits.

        Canadian Natural and Shell have agreed to indemnify each other for a period of twelve months from closing in respect of certain losses and liabilities arising out of breaches of representations and warranties or a failure to perform covenants, subject to certain exceptions. In addition, Canadian Natural has, in a manner consistent with typical industry practice, agreed to indefinitely indemnify Shell after closing from and against certain liabilities which relate to the Shell Assets and for all past, present and future environmental liabilities pertaining to the Shell Assets. These indemnities of Canadian Natural are subject to certain limited exceptions, including that Canadian Natural shall not be liable to, or be required to indemnify Shell from and against any environmental liabilities to the extent related to the breach of any representations or warranties of Shell made in respect of environmental matters. The indemnities of Canadian Natural and Shell for breach of representations and warranties and certain covenants are subject to a minimum threshold and a maximum amount, in a manner which is customary for agreements of this type. Neither Shell nor Canadian Natural shall be liable for any consequential, incidental, punitive, special, exemplary or indirect damages.

        See "Risk Factors — Risks Related to the Acquisitions".

Registration Rights Agreement

        The Shell Acquisition Agreement provides that concurrently with the closing of the Shell Acquisition, Canadian Natural, SCE and SCR will enter into a registration rights agreement (the "Registration Rights Agreement"), which will provide SCE and SCR and any transferees to whom their rights have been transferred in accordance with the Registration Rights Agreement (the "Holders") with certain rights in respect of the Consideration Shares held as at the date thereof and any Common Shares or other securities of Canadian Natural received by the Holders as a result of a dividend, distribution, exchange, share split, recapitalization or other corporate event in respect of the Common Shares (the "Registrable Securities").

        The following is a summary of certain provisions to be contained in the Registration Rights Agreement.

        The Registration Rights Agreement will provide that Canadian Natural shall, within 100 days of the closing of the Shell Acquisition (the "Shelf Qualification Right"), prepare and file a preliminary and final short form base shelf prospectus covering the distribution of the Registrable Securities in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec and, if specifically requested in writing by the Holders, Nova Scotia, New Brunswick, Newfoundland and Labrador and Prince Edward Island (the "Qualifying Jurisdictions"), as well as a registration statement with the SEC pursuant to the multijurisdictional disclosure system between the United States and Canada to effect a registration of the Registrable Securities in the United States. The Shelf Qualification Right also requires us to use reasonable efforts to obtain a receipt for a final base shelf prospectus in respect thereof and to cause the applicable registration statement in the United States to be declared effective as promptly as practicable.

        The Registration Rights Agreement will provide the Holders with the right (the "Demand Registration Right") at any time during the period commencing, with respect to the distribution of Registrable Securities in Canada, on the date of the issuance of the receipt in respect of the final base shelf prospectus filed in Canada pursuant to the Shelf Qualification Right, and with respect to the registration of Registrable Securities in the United States on the date the applicable registration statement becomes effective, and in each case terminating on the date on which the Holders hold in aggregate less than 0.75% of the Common Shares issued and outstanding (the "Qualification Period"), to effect an offering by the Holders of all or part of their Registrable Securities (the "Demand Registrable Securities") included in the applicable base shelf prospectus or registration (a "Demand Offering"). We shall not be obligated to effect more than four Demand Offerings in total during the Qualification Period and shall not be obligated to effect any particular Demand Offering where the aggregate market price of the Demand Registrable Securities requested to be offered for sale is less than $250 million (unless the Holders are proposing to sell all of their remaining Registrable Securities). The Registration Rights Agreement also does not require us to effect a Demand Offering within 120 days of the closing of the Shell Acquisition, during our regular black-out periods or within 60 days of any underwritten offering conducted by us where the Holders are entitled to exercise a Piggy Back Registration (as defined below) and at least 50% of the Piggy Back Registrable Securities (as defined below) requested by the Holders to be included in such offering are so included. We also have a general right to postpone any Demand Offering of up to 75 days in any twelve month period in certain circumstances where such offering would require the disclosure of material non-public information.

        In addition, if during the Qualification Period we propose to file a prospectus, prospectus supplement or registration statement (a "Piggy Back Registration Statement") in Canada and/or the United States with respect to Common Shares or any securities convertible into, or exchangeable or exercisable for, Common Shares, we will be required pursuant to the Registration Rights Agreement to provide written notice to the Holders of our intention to do so. Pursuant to the Registration Rights

Agreement, we will be required to use reasonable efforts to include in the proposed distribution such number of Registrable Securities (the "Piggy Back Registrable Securities") as the Holders shall request (a "Piggy Back Registration") on the same terms and conditions as our proposed distribution, or in the case of a distribution by us of securities convertible into, or exchangeable or exercisable for, Common Shares, on such terms as may be reasonably satisfactory to the Holders. The number of Piggy Back Registrable Securities to be included in a Piggy Back Registration cannot exceed 50% of the Common Shares proposed to be distributed for Canadian Natural's account, or in the case of a distribution by us of securities convertible into, or exchangeable or exercisable for, Common Shares, 50% of the number of underlying Common Shares proposed to be distributed for Canadian Natural's account. In the case of an underwritten distribution, if we are advised by our managing underwriter(s) that the total number of securities to be offered in such distribution should be limited for certain prescribed reasons, the securities to be included in the distribution will be first allocated to the securities proposed to be sold by Canadian Natural, second allocated pro rata to those Holders that have requested to participate in the offering, and third to any other securities of Canadian Natural the holders of which have requested to be included in such offering.

        All expenses incurred in connection with the qualification of Registrable Securities pursuant to the Registration Rights Agreement (including, without limitation, underwriters' fees and commissions, if any, and applicable transfer fees, if any, in respect of Registrable Securities being distributed) shall be borne by the Holders. Canadian Natural shall bear all expenses related to a shelf registration that would have been incurred in the absence of a request for registration from the Holders and expenses payable in connection with the registration of securities to be offered by Canadian Natural. Where Canadian Natural and the Holders offer securities pursuant to any offering subject to the Registration Rights Agreement for their own account, qualification expenses shall be allocated pro rata based on the number of Common Shares or other securities offered by them.

        The Registration Rights Agreement will include provisions providing for each of us and the Holders to indemnify each other for losses or claims caused by the applicable party's inclusion of a misrepresentation in disclosure included in a prospectus related to a distribution and for non-compliance with applicable securities laws. The Registration Rights Agreement will also include provisions providing for each of us and the Holders to deliver lock-up agreements in certain circumstances restricting the transfer of Common Shares for 90 days following the pricing of an offering, and for Canadian Natural to use reasonable best efforts to cause its directors to deliver similar lock-up agreements. Each Holder will also agree that it will not, and will cause its affiliates to not, acquire any Common Shares or securities convertible into or exchangeable or exercisable for Common Shares during the Qualification Period.

        The Holders may transfer the registration rights provided for under the Registration Rights Agreement to their affiliates and, in connection with transfers of at least 32,195,121 Common Shares, to certain registered brokers or dealers on notice to Canadian Natural where the transferee also agrees to be bound by the Registration Rights Agreement.

The Marathon Acquisition

Marathon Acquisition Agreement

        The following is a summary of certain provisions of the Marathon Acquisition Agreement.

        The Marathon Acquisition Agreement provides for the joint acquisition by Canadian Natural and 10084751, a subsidiary of SCL, of all of the issued and outstanding shares of MOCC for aggregate cash consideration of US$2.5 billion (the "Marathon Acquisition Purchase Price") subject to certain adjustments including but not limited to net revenues, expenses and capital from the effective closing date and accrued interest on the purchase price during that time. Canadian Natural and 10084751 have each agreed to purchase 50% of the issued and outstanding shares of MOCC (the "MOCC Shares")

from Marathon. Canadian Natural and 10084751 are each responsible for the performance of their own obligations and covenants under the Marathon Acquisition Agreement and are not liable for defaults by the other party. Canadian Natural and 10084751 have the right to acquire all of the MOCC Shares if the other party is unable to complete the transaction as a result of its breach or because it does not waive any conditions precedent to closing in its favor. The party electing to proceed with the transaction will be responsible for payment of all of the Marathon Acquisition Purchase Price. Canadian Natural and 10084751 entered into a joint purchase agreement dated March 8, 2017 which governs their respective rights and obligations regarding the joint acquisition of the MOCC Shares.

        The Marathon Acquisition Purchase Price will be satisfied by Canadian Natural and 10084751 through a cash payment of US$1.75 billion, subject to adjustments, on the closing date and a cash payment of US$750 million on March 1, 2018 (the "Final Payment"). Canadian Natural will provide a letter of credit to Marathon in support of its obligation to pay its share of the Final Payment on closing of the Marathon Acquisition. The Marathon Acquisition Purchase Price is subject to certain adjustments, including a working capital adjustment. The effective date of the Marathon Acquisition is January 1, 2017. An interim accounting of all adjustments required pursuant to the Marathon Acquisition Agreement will be carried out prior to closing and a final settlement statement will be prepared within 120 days of the closing date.

        Conditions to closing under the Marathon Acquisition Agreement include, but are not limited to, the following: (a) the Marathon Acquisition Agreement has not been terminated due to a material casualty loss resulting in damage to the Marathon Assets equal to or greater than 25% of the Marathon Acquisition Purchase Price; (b) no material claim by a third party shall be pending before any governmental authority seeking to restrain, prohibit, enjoin or seeking substantial damages in connection with the Marathon Acquisition; and (c) the Shell Acquisition shall have been completed. The Marathon Acquisition is not subject to a financing condition.

        Canadian Natural has paid a deposit of US$25 million in support of its obligations pursuant to the Marathon Acquisition Agreement (the "Deposit"). The Deposit is held by J.P. Morgan Chase Bank, N.A. pursuant to the terms of an escrow agreement. If the Marathon Acquisition is completed, the Deposit will be credited to Marathon as partial payment of the Marathon Acquisition Purchase Price. If the Marathon Acquisition is not completed due to a failure by Canadian Natural to deliver its required closing documents, to make the required payment on account of the Marathon Acquisition Purchase Price on closing, or to complete the Shell Acquisition, then the Deposit and any interest earned thereon will be forfeited to Marathon as liquidated damages. If closing of the Marathon Acquisition does not occur for any other reason, the Deposit and all interest earned thereon will be returned to Canadian Natural. In the circumstances where the Deposit is forfeited to Marathon, Canadian Natural has also agreed to pay a break fee in the amount of US$50 million (the "Break Fee"). Canadian Natural has provided a letter of credit to Marathon in support of its obligation to pay the Break Fee. The forfeiture of the Deposit and payment of the Break Fee is the exclusive remedy of Marathon in the event of a failure by Canadian Natural to complete the Marathon Acquisition. If the closing of the Marathon Acquisition occurs or does not occur for any reason where the Break Fee is not payable, Marathon shall return the letter of credit to Canadian Natural.

        The Marathon Acquisition Agreement contains customary representations and warranties from each of Canadian Natural, 10084751 and Marathon for a transaction of this nature, including in respect of corporate authority, organization, title to shares, environmental matters, taxes and intellectual property.

        Prior to the completion of the Marathon Acquisition, Marathon has agreed to maintain and operate MOCC and the Marathon Assets in the ordinary course, consistent with past practice. Marathon has also agreed not to undertake certain activities in respect of MOCC or the Marathon Assets without Canadian Natural's prior written consent. In connection with closing, Canadian Natural has agreed to make offers of employment to all employees of MOCC on terms and conditions comparable in the aggregate to the current terms of each such employee in respect of compensation and benefits.

        Canadian Natural and Marathon have agreed to indemnify each other for a period of twelve months from closing of the Marathon Acquisition in respect of certain losses and liabilities arising out of breaches of representations and warranties or a failure to perform covenants, subject to certain exceptions. Marathon has agreed to indemnify Canadian Natural in respect of breaches of certain fundamental representations and warranties for the maximum period permitted by applicable law. Marathon has agreed to indemnify Canadian Natural in respect of breaches of representations and warranties relating to environmental matters for a period of five years from the closing date.

        In addition, Canadian Natural has, in a manner consistent with typical industry practice, agreed to indefinitely indemnify Marathon after closing of the Marathon Acquisition from and against all liabilities relating to MOCC and the Marathon Assets, including all past, present and future environmental liabilities pertaining to MOCC and the Marathon Assets. The indemnities of Canadian Natural are subject to certain limited exceptions, including that Canadian Natural shall not be liable to, or be required to indemnify Marathon from and against, any environmental liabilities to the extent related to a breach of any representations or warranties of Marathon made in respect of environmental matters. The indemnities of Canadian Natural and Marathon for the breach of representations and warranties and certain covenants are subject to a deductible and a maximum amount, in a manner which is customary for agreements of this type. Neither Marathon nor Canadian Natural shall be liable for any consequential, incidental, punitive, special, exemplary or indirect damages other than any such consequential, incidental, punitive, special, exemplary or indirect damages which are claimed by a third party.

        See "Risk Factors — Risks Related to the Acquisitions".

Information Concerning the AOSP and the Ancillary Properties

Description of the AOSP

        As a result of the Acquisitions, Canadian Natural will acquire a combined direct and indirect 70% working interest in the AOSP, an oil sands mining and upgrading joint venture located in Alberta, Canada. Other joint venture participants will include SCL and Chevron Canada Limited with direct or indirect working interests of 10% and 20%, respectively. As part of Canadian Natural's 70% working interest, 10% of such interest will be held by Canadian Natural's ownership of the voting and non-voting common shares of MOCC, which is the holder of a 20% working interest in the AOSP. See "The Marathon Acquisition". Upon closing, 10084751 and Canadian Natural will enter into a unanimous shareholders' agreement regarding management and operations of MOCC.

        The AOSP's mining and extraction assets are located in the Athabascan region near Fort McMurray, Alberta, and include the Muskeg River and the Jackpine Mines. Bitumen is produced from Albian oil sands deposits utilizing established mining techniques. The bitumen is then transported to the Scotford Upgrader where the bitumen is upgraded into Premium Albian Synthetic crude oil ("PAS"), Albian Heavy Synthetic crude oil ("AHS") and Vacuum Gas Oil ("VGO") and, in certain circumstances, other heavy blends. A long-term off-take agreement is in place with Shell and its affiliates to purchase VGO at market rates as well as agreements to sell volumes of PAS and AHS from the upgrader at market rates. These agreements provide certainty of sale in Alberta for many of these products and limits exposure to downstream pipeline constraints. Gross designed capacity of the combined mines is 280,000 bbl/d of bitumen (196,000 bbl/d net), consisting of the following:

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  Jackpine Mine — current production capability of 126,000 bbl/d of gross dry bitumen with March, 2017 production levels of 114,771 bbl/d; and

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  Muskeg River Mine — current production capability of 154,000 bbl/d of gross dry bitumen with March, 2017 production levels of 131,166 bbl/d.

        Shell has obtained regulatory approvals for a 100,000 bbl/d expansion to the existing Jackpine Mine.

        The following map illustrates the properties comprising certain of the Acquired Assets in relation to our existing Horizon Oil Sands project.

AOSP Operations

        The operations at the AOSP mines use established processes to mine oil sands deposits from an open-pit mine where ore is mined using traditional truck and shovel mining techniques before moving to primary extraction. Equipment at the mine used in the truck and shovel mining operations include haul trucks and electric and diesel shovels.

        The extraction process begins as the mined raw oil sands ore passes through a series of primary crushers and rotary breakers to reduce particle size. A surge bin is in place to ensure even spacing and transport of crushed ore particles. The particles are combined with hot water to create a conditioned slurry. The slurry is hydro-transported to a primary separation vessel where it separates into sand, clay and bitumen-rich froth. A solvent is added to the bitumen froth to separate out the remaining solids, water and heavy asphaltenes. The solvent washes the sand and produces clean diluted bitumen. The preparation of diluted bitumen is required in order to facilitate the transport of the diluted bitumen to the Scotford Upgrader through the Corridor Pipeline. In addition, diluted bitumen is the proper feedstock required for the efficient operation of the Scotford Upgrader.

        Additional infrastructure at the mine site includes camps for employees, an aerodrome, storage tanks, mine maintenance facilities and warehousing.

Corridor Pipeline and Transportation Arrangements

        The Corridor Pipeline is a bitumen blend, diluent and upgrader products pipeline system. The bitumen blend and diluent portions of the system transport diluted bitumen blend (dilbit) from the Muskeg River and Jackpine Mines to the Scotford Upgrader through a 42 inch line with a capacity of 465,000 bbl/d, and transport diluent from the Scotford Upgrader back to the Muskeg River Mine through a 24 inch line. Additionally there are two 20 inch product lines from the Scotford Upgrader to the Edmonton common carrier pipeline hub, as well as a 16-inch feedstock line that transports crude from Edmonton to the upgrader. The Corridor Pipeline is approximately 650 miles long and is 100% owned and operated by Inter Pipeline Ltd.

        The AOSP utilizes a long-term take-or-pay firm service agreement governing the transportation of bitumen blend and diluent produced or used at the Muskeg River and Jackpine Mines, as well as for any future expansion of the AOSP to include mine sites not currently in production, subject to certain conditions. The initial term of the firm service agreement is 25 years, extending through 2028 with options for further extensions. Shipping rates are set using a traditional rate-based approach that provides the pipeline owner with a recovery of substantially all operating costs, rate based depreciation, taxes, debt financing costs and providing a return on equity. Individual commitments of the AOSP shippers on the Corridor Pipeline are proportionate to their ownership interests in the AOSP.

Scotford Upgrader

        Pursuant to the Acquisitions, Canadian Natural will acquire a direct and indirect 70% working interest in the AOSP's Scotford Upgrader which will continue to be operated by Shell.

        The Scotford Upgrader is located near Fort Saskatchewan, northeast of Edmonton, Alberta and utilizes LC FINING technology to efficiently hydrocrack residuum to high-quality fuel oils and transportation fuels. The diluted bitumen is upgraded using both hydrotreating and hydroconversion processes to remove sulfur and break the heavy bitumen molecules into lighter products. The upgrader produces PAS crude oils, vacuum gas oil, undiluted AHS crude oil and off-gas.

Quest Carbon Capture and Storage

        Pursuant to the Acquisitions, Canadian Natural will also acquire a direct and indirect 70% working interest in Shell-operated Quest Carbon Capture and Storage (CCS), capable of sequestering approximately 1.1 million tonnes per annum of carbon dioxide. Quest is located at the Scotford Upgrader complex and creates an approximate 30% reduction in carbon dioxide emissions from the upgrader by capturing carbon dioxide and hydrogen gas off of the hydrogen unit of the upgrader. The carbon dioxide is stripped out, returning hydrogen gas back to the Scotford Upgrader in the amine unit, allowing carbon dioxide to be compressed and dehydrated before being sequestered underground. Quest reduces the exposure of the AOSP to carbon pricing and will help to protect against potential higher carbon charges on Canadian Natural's oil sands assets.

        The governments of Alberta and Canada agreed to partially fund Quest. Construction began in 2012 and was completed in February 2015. Government funding commenced in 2012 and continued as milestones were achieved during the development, construction and operating phases of the project. Quest was successfully completed and commissioned in the fourth quarter of 2015.

Ancillary Properties

        As part of the Acquisitions, Canadian Natural will also acquire from Shell and Marathon Ancillary Properties which are not material to Canadian Natural. These Ancillary Properties include a 100% working interest in both the Peace River Complex/Carmon Creek thermal in situ operations and the Cliffdale heavy oil field, including related infrastructure. Production associated with these assets for 2016 was 14,197 BOE/d. Additionally, Canadian Natural will acquire various working interests in several non-producing oil sands leases.

Selected Oil and Gas Information in respect of the Acquired AOSP Assets

        Canadian Natural retained an independent qualified reserved evaluator, GLJ Petroleum Consultants Ltd. ("GLJ"), to evaluate and prepare a report (the "Reserves Report") on the proved reserves and proved plus probable reserves attributed to the Acquired AOSP Assets. The reserves data and other oil and gas information contained in this prospectus supplement is derived from the Reserves Report with an effective date of December 31, 2016 and a preparation date of May 2, 2017. The following reserves data has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook and disclosed in accordance with National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities (NI 51-101) requirements. See "Note Regarding Reserves Disclosure". The Reserves Report and the reserves data and other oil and gas information contained in this prospectus supplement do not include the Ancillary Properties as such properties are not material to Canadian Natural.

        The estimates of future net revenue presented in the tables below do not represent the fair market value of the reserves.

        There is no assurance that the price and cost assumptions contained in the forecast case will be attained and variances could be material. The recovery and reserves estimates of synthetic crude oil are estimates only and there is no guarantee the estimated reserves will be recovered.

Reserves Data

        The reserves data presented summarizes Company gross reserves and Company net reserves attributable to the Acquired AOSP Assets and the net present values and future net revenue for the Company net reserves. The reserves data uses forecast prices and costs prior to provision for interest, general and administrative expenses and the impact of any hedging activities. Future net revenue has been presented on a before and after income tax basis.

Summary of Company Gross Reserves
Acquired AOSP Assets
as of December 31, 2016
Forecast Prices and Costs

Synthetic Crude Oil MMbbl
Proved
Developed Producing	2,340
Developed Non-Producing	—
Undeveloped	—

Total Proved	2,340
Probable	179

Total Proved plus Probable	2,519

 Summary of Company Net Reserves
Acquired AOSP Assets
as of December 31, 2016
Forecast Prices and Costs

Synthetic Crude Oil MMbbl
Proved
Developed Producing	2,086
Developed Non-Producing	—
Undeveloped	—

Total Proved	2,086
Probable	150

Total Proved plus Probable	2,236

Notes:

(1)
"Company gross" reserves are Canadian Natural's working interest share of reserves attributed to the Acquired AOSP Assets before deduction of royalties and without including any royalty interests of the Company.

(2)
"Company net" reserves are Canadian Natural's gross reserves attributed to the Acquired AOSP Assets less all royalties payable to others plus royalties receivable from others.

(3)
"Reserves" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as at a given date, based on analysis of drilling, geological, geophysical, and engineering data, with the use of established technology and under specified economic conditions which are generally accepted as being reasonable.

  Reserves are classified according to the degree of certainty associated with the estimates:

  •
  "Proved reserves" are those reserves which can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

  •
  "Probable reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

  Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

  •
  "Developed reserves" are reserves that are expected to be recovered from (i) existing wells and installed facilities or, if the facilities have not been installed, that would involve a low expenditure (compared to the cost of drilling a well) to put the reserves on production, and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. The developed category may be subdivided into producing and non-producing.

  •
  "Undeveloped reserves" are reserves that are expected to be recovered from known accumulations with new wells on undrilled acreage, or from existing wells where significant expenditures are required for the completion of these wells or for the installation of processing and gathering facilities prior to the production of these reserves. Reserves on undrilled acreage are limited to those drilling units directly offsetting development spacing areas that are reasonably certain of production when drilled unless reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(4)
The reserve evaluation involved data supplied by the Company with respect to geological and engineering data, adjustments for product quality, heating value and transportation, interests owned, royalties payable, production costs, capital costs and contractual commitments. This data was found by the independent qualified reserves evaluator to be reasonable.

 Summary of Net Present Values of Future Net Revenue Before Income Taxes
as of December 31, 2016
Forecast Prices and Costs

	Discounted at (%/year)					Unit Value Discounted at 10%/year(1)
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)	$/bbl
Proved
Developed Producing	66,173	27,694	15,511	10,538	8,024	7.44
Developed Non-Producing	—	—	—	—	—	—
Undeveloped	—	—	—	—	—	—

Total Proved	66,173	27,694	15,511	10,538	8,024	7.44

Probable	9,671	3,778	2,024	1,341	1,005	13.49

Total Proved plus Probable	75,844	31,472	17,535	11,879	9,029	7.84

  Note:

(1)
Unit values are based on Company net reserves for the Acquired AOSP Assets.

Summary of Net Present Values of Future Net Revenue After Income Taxes(1)
as of December 31, 2016
Forecast Prices and Costs

	Discounted at (%/year)
	0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
Proved
Developed Producing	49,940	21,839	12,768	8,987	7,031
Developed Non-Producing	—	—	—	—	—
Undeveloped	—	—	—	—	—

Total Proved	49,940	21,839	12,768	8,987	7,031

Probable	6,920	2,728	1,471	981	741

Total Proved plus Probable	56,860	24,567	14,239	9,968	7,772

  Note:

(1)
After-tax net present values consider existing tax pools and tax circumstances for the Acquired AOSP Assets and take into account current federal tax regulations. Values do not represent an estimate of the value at the business entity level, which may be significantly different.

 Total Future Net Revenue (Undiscounted)
as of December 31, 2016
Forecast Prices and Costs

	Revenue (MM$)	Royalties (MM$)	Production Costs (MM$)	Development Costs (MM$)	Abandonment and Reclamation Costs(1) (MM$)	Future Net Revenue Before Income Taxes (MM$)	Income Taxes (MM$)	Future Net Revenue After Income Taxes (MM$)
Proved	255,959	28,469	141,006	18,079	2,232	66,173	16,233	49,940
Proved plus probable	275,953	31,820	146,601	19,297	2,391	75,844	18,984	56,860

  Note:

(1)
Provision was made for abandonment and reclamation costs for existing and future mines and associated facilities (including extraction facilities and excluding the upgrader) to which reserves in respect of the Acquired AOSP Assets were attributed.

Pricing Assumptions

        The crude oil and natural gas reference pricing and the inflation and exchange rates used by GLJ in the preparation of reserves and related future net revenue estimates in the Reserves Report are as per the Sproule Associates Limited price forecast dated December 31, 2016 used in the evaluation of Canadian Natural's reserves as set out in our AIF. The following is a summary of the Sproule Associates Limited price forecast. For historical prices we realized during 2016, see "Production History" in the AIF.

	2017	2018	2019	2020	2021	Average annual increase thereafter
Crude Oil and NGLs
WTI(1) (US$/bbl)	$55.00	$65.00	$70.00	$71.40	$72.83	2.00%
WCS(2) (Cdn$/bbl)	$53.12	$61.85	$64.94	$66.93	$68.27	2.00%
Canadian Light Sweet(3) (Cdn$/bbl)	$65.58	$74.51	$78.24	$80.64	$82.25	2.00%
Edmonton C5+(4) (Cdn$/bbl)	$67.95	$75.61	$78.82	$80.47	$82.15	2.00%

Natural Gas
AECO(5) (Cdn$/MMBtu)	$3.44	$3.27	$3.22	$3.91	$4.00	2.00%
Henry Hub(6) (US$/MMBtu)	$3.50	$3.50	$3.50	$4.00	$4.08	2.00%

  Notes:

(1)
"WTI" refers to the price of West Texas Intermediate crude oil at Cushing, Oklahoma.

(2)
"WCS" refers to Western Canadian Select, a blend of heavy crude oils and bitumen with sweet synthetic and condensate diluents at Hardisty, Alberta; reference price used in the preparation of primary heavy crude oil, Pelican Lake heavy crude oil and bitumen (thermal oil) reserves.

(3)
"Canadian Light Sweet" refers to the price of light gravity (40° API), low sulphur content Mixed Sweet Blend (MSW) crude oil at Edmonton, Alberta; reference price used in the preparation of light and medium crude oil and SCO reserves.

(4)
"Edmonton C5+" refers to pentanes plus at Edmonton, Alberta; reference price used in the preparation of NGLs reserves; also used in determining the diluent costs associated with primary heavy crude oil and bitumen (thermal oil) reserves.

(5)
"AECO" refers to the Alberta natural gas trading price at the AECO-C hub in southeast Alberta; reference price used in the preparation of North America (excluding British Columbia) natural gas reserves.

(6)
"Henry Hub" refers to a distribution hub on the natural gas pipeline system in Erath, Louisiana and is the pricing point for natural gas futures on the New York Mercantile Exchange.

        The forecast prices and costs assume the continuance of current laws and regulations, and any increases in wellhead selling prices also take inflation into account. Sales prices are based on reference prices as detailed above and adjusted for quality and transportation on an individual property basis. A foreign exchange rate of 0.7800 US$/Cdn$ for 2017, 0.8200 US$/Cdn$ for 2018, and 0.8500 US$/Cdn$ after 2018 was used in the evaluation.

Significant Factors or Uncertainties Affecting Reserves Data

        The evaluation of reserves is a process that can be significantly affected by a number of internal and external factors. Revisions are often necessary resulting from changes in technical data acquired, historical performance, fluctuations in production costs, development costs and product pricing, economic conditions, changes in royalty regimes and environmental regulations, and future technology improvements. See "Risk Factors — Uncertainty of Reserves Estimates" in the AIF for further information.

Future Development Costs

        The following table outlines undiscounted future development costs deducted in the estimation of future net revenue:

Future Development Costs (Undiscounted)
As of December 31, 2016
Forecast Prices and Costs

	Total
Year	Proved (MM$)	Proved Plus Probable (MM$)
2017	148	158
2018	214	228
2019	262	280
2020	381	410
2021	430	461
Thereafter	16,644	17,760

Total	18,079	19,297

        We believe that existing cash balances, internally generated funds flows from operations, our existing credit facilities and access to capital markets will be sufficient to fund our future development costs. However, there can be no guarantee that the necessary funds will be available or that we will allocate funding to develop all of our reserves. Failure to develop those reserves would have a negative impact on our future net revenue.

        The interest or other costs of external funding are not included in the reserves and future net revenue estimates and would reduce future net revenue depending upon the funding sources utilized. We do not believe that interest or other funding costs would make development of any property uneconomic.

Properties With No Attributed Reserves

        The Acquired AOSP Assets include approximately 27 thousand gross acres (19 thousand net acres) of properties to which no reserves have been specifically attributed. There are currently no work commitments on these properties.

Costs Incurred in Respect of the Acquired AOSP Assets

(MM$)	Year ended December 31, 2016
Property Acquisitions
Proved	—
Unproved	—
Exploration Costs	1
Development Costs	355

Add: Net non-cash costs(1)	3

Costs Incurred	359

Note:

(1)
Non-cash costs are comprised of changes in asset retirement obligations.

Production Estimates

        The following table illustrates the estimated 2017 working interest proved and probable production reflected in the Reserves Report for the Acquired AOSP Assets, all of which will be produced in Canada:

Synthetic Crude Oil Mbbl/d
Proved	164
Probable	12

Proved plus Probable	176

Production History

	2016				2017
Acquired AOSP Assets	Q1	Q2	Q3	Q4	Q1
Synthetic Crude Oil (bbl/d)
Acquired AOSP Assets	169,936	149,565	199,067	175,734	184,344

Effect of the Acquisitions on Canadian Natural

Selected Pro Forma Financial Information for the Acquired Assets

        The following is a summary of selected historical financial information for Canadian Natural, the Shell Assets (including, for greater certainty, the Ancillary Properties) and the Marathon Assets and selected financial information for Canadian Natural on a pro forma basis after giving effect to the Acquisitions, as if the Acquisitions had occurred on January 1, 2016. The selected historical financial information for the year ended December 31, 2016 must be read in conjunction with our annual consolidated financial statements incorporated by reference herein, as well as the audited operating statement in respect of the Shell Assets, the audited operating statement in respect of MOCC and the

Pro Forma Statements, in each case for the year ended December 31, 2016, each of which is contained in Appendix "A" hereto. The selected historical financial information for the three months ended March 31, 2017 must be read in conjunction with our unaudited interim consolidated financial statements for the three months ended March 31, 2017 incorporated by reference herein, together with the unaudited interim operating statement in respect of the Shell Assets, the unaudited interim operating statement in respect of MOCC and the Pro Forma Statements, in each case for the three months ended March 31, 2017, each of which is contained in Appendix "A" hereto. The Pro Forma Statements are not necessarily indicative of the financial results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results that may be obtained in the future. See "Caution Regarding Unaudited Pro Forma Consolidated Operating Statements".

	Year Ended December 31, 2016 (unaudited)
(MM$)	Canadian Natural	Shell Assets(1)	Marathon Assets(1)	Pro Forma
Revenue
Product sales	$11,098	$3,887	$551	$15,536
Less: royalties	(575)	(53)	(6)	(634)

	10,523	3,834	545	14,902

Expenses
Production	4,099	2,501	384	6,984
Transportation and blending	2,003	372	17	2,392

	6,102	2,873	401	9,376

Operating income	$4,421	$961	$144	$5,526

	Three Months Ended March 31, 2017 (unaudited)
(MM$)	Canadian Natural	Shell Assets	Marathon Assets(1)	Pro Forma
Revenue
Product sales	$3,872	$1,227	$177	$5,276
Less: royalties	(230)	(42)	(6)	(278)

	3,642	1,185	171	4,998

Expenses
Production	1,102	706	102	1,910
Transportation and blending	642	64	5	711

	1,744	770	107	2,621

Operating income	$1,898	$415	$64	$2,377

Note:

(1)
Includes impact of pro forma adjustments. See Pro Forma Statements in Appendix "A".

Selected Combined Operational and Reserves Information for the Acquired AOSP Assets

        The following is a summary of selected historical operational and reserves information for Canadian Natural, for the Acquired AOSP Assets and selected operational and reserves information for Canadian Natural on a pro forma basis after giving effect to the Acquisitions, as if the Acquisitions were completed on January 1, 2016 (in the case of the operational information) and on December 31,

2016 (in the case of the reserves information). The following is a summary only and must be read in conjunction with our annual consolidated financial statements for the year ended December 31, 2016 incorporated by reference herein, the information concerning Canadian Natural under the heading "Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information" in the AIF incorporated by reference in this prospectus supplement and the information concerning the Acquired Assets under the heading "Recent Developments — Information Concerning the AOSP and the Ancillary Properties — Selected Oil and Gas Information in Respect of the Acquired AOSP Assets" in this prospectus supplement. All reserves were independently evaluated.

Average daily production (before royalties) of Canadian Natural and the Acquired AOSP Assets for the year ended December 31, 2016.

	Canadian Natural	Acquired AOSP Assets	Pro Forma
Crude Oil & NGLs (bbl/d)
Light and Medium Crude Oil	98,121	—	98,121
Primary Heavy Crude Oil	104,292	—	104,292
Pelican Lake Heavy Crude Oil	47,637	—	47,637
Bitumen (Thermal Oil)	111,046	—	111,046
Synthetic Crude Oil	123,265	173,651	296,916
Natural Gas Liquids	39,512	—	39,512

Total (bbl/d)	523,873	173,651	697,524

Natural Gas (MMcf/d)
Total (MMcf/d)	1,691	—	1,691

Total (BOE/d)	805,782	173,651	979,433

Average daily production (before royalties) of Canadian Natural and the Acquired AOSP Assets for the three months ended March 31, 2017

	Canadian Natural	Acquired AOSP Assets	Pro Forma
Crude Oil & NGLs (bbl/d)
Light and Medium Crude Oil	95,148	—	95,148
Primary Heavy Crude Oil	94,803	—	94,803
Pelican Lake Heavy Crude Oil	46,617	—	46,617
Bitumen (Thermal Oil)	128,372	—	128,372
Synthetic Crude Oil	192,491	184,344	376,835
Natural Gas Liquids	40,682	—	40,682

Total (bbl/d)	598,113	184,344	782,457

Natural Gas (MMcf/d)
Total (MMcf/d)	1,673	—	1,673

Total (BOE/d)	876,907	184,344	1,061,251

Company gross proved reserves of Canadian Natural and the Acquired AOSP Assets as at December 31, 2016

	Canadian Natural	Acquired AOSP Assets	Pro Forma
Light and Medium Crude Oil (MMbbl)	389	—	389
Primary Heavy Crude Oil (MMbbl)	187	—	187
Pelican Lake Heavy Crude Oil (MMbbl)	264	—	264
Bitumen (Thermal Oil) (MMbbl)	1,269	—	1,269
Synthetic Crude Oil (MMbbl)	2,559	2,340	4,899
Natural Gas (Bcf)	6,617	—	6,617
Natural Gas Liquids (MMbbl)	198	—	198

Total (MMBOE)	5,969	2,340	8,309

Company gross proved plus probable reserves of Canadian Natural and the Acquired AOSP Assets as at December 31, 2016

	Canadian Natural	Acquired AOSP Assets	Pro Forma
Light and Medium Crude Oil (MMbbl)	619	—	619
Primary Heavy Crude Oil (MMbbl)	259	—	259
Pelican Lake Heavy Crude Oil (MMbbl)	384	—	384
Bitumen (Thermal Oil) (MMbbl)	2,517	—	2,517
Synthetic Crude Oil (MMbbl)	3,604	2,519	6,123
Natural Gas (Bcf)	9,076	—	9,076
Natural Gas Liquids (MMbbl)	284	—	284

Total (MMBOE)	9,179	2,519	11,698

Notes:

(1)
All of Canadian Natural's proved and proved plus probable reserves are derived from reports prepared by Sproule Associates Limited and Sproule International Limited (together as "Sproule") and GLJ, with effective date of December 31, 2016 and a preparation date of February 6, 2017. Sproule evaluated the North America and International light and medium crude oil, primary heavy crude oil, Pelican Lake heavy crude oil, bitumen (thermal oil), natural gas and natural gas liquids reserves. GLJ evaluated the Horizon SCO reserves.

(2)
All reserves in respect of the Acquired AOSP Assets are derived from the Reserves Report prepared by GLJ with an effective date of December 31, 2016 and a preparation date of May 2, 2017.

(3)
References to "light and medium crude oil" mean "light crude oil and medium crude oil combined".

RISK FACTORS

        You should consider carefully the risk factors described in the documents incorporated by reference in this prospectus supplement and the prospectus including those described in the "Risk Factors" section beginning on page 25 of the prospectus and those described in our AIF for the year ended December 31, 2016, and additional risk factors described below.

Risks Related to the Acquisitions

We may not complete the Acquisitions or may be delayed in completing the Acquisitions

        The closing of each of the Acquisitions is subject to the receipt of required regulatory approvals and the satisfaction of certain closing conditions. The closing of each of the Acquisitions will also require us to draw on the Acquisition Credit Facilities, which have certain conditions. See "Recent Developments — Financing the Acquisitions". There is no certainty, nor can we provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. If the conditions to the closing of one of the Acquisitions are not satisfied or waived, the Acquisition will not be completed. Moreover, the closing of each of the Acquisitions is conditional upon the closing of the other Acquisition. Therefore, if the conditions to the closing of one of the Acquisitions are not satisfied or waived, then the other Acquisition may not be completed.

        If the Acquisitions are not completed as contemplated, we could suffer adverse consequences, including the loss of investor confidence.

We may fail to realize the anticipated benefits of the Acquisitions

        As described in "Recent Developments — Acquisition Rationale", we believe that the Acquisitions will provide a number of benefits to Canadian Natural. However, there is a risk that some or all of the expected benefits of the Acquisitions may fail to materialize, may cost more to achieve or may not occur within the time periods that we anticipate. The realization of such benefits may be affected by a number of factors, many of which are beyond our control.

We may incur unexpected costs or liabilities related to the Acquisitions

        The decision to complete the Acquisitions is based in large part on engineering, environmental and economic assessments made by Canadian Natural, independent engineers and consultants. These assessments include a series of assumptions regarding such factors as recoverability and marketability of bitumen, environmental restrictions and prohibitions regarding releases and emissions of various substances, future prices of SCO and operating costs, future operating results, capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond our control. All such assessments involve a measure of geologic, engineering, environmental and regulatory uncertainty that could result in lower production and reserves or higher operating or capital expenditures than anticipated.

        In connection with the Acquisitions, there may be liabilities that Canadian Natural failed to discover or were unable to quantify in its due diligence conducted prior to the execution of the Shell Acquisition Agreement or the Marathon Acquisition Agreement and we may not be indemnified for some or all of these liabilities. The discovery or quantification of any material liabilities could have a material adverse effect on Canadian Natural's business, financial condition or future prospects. In addition, the Shell Acquisition Agreement and Marathon Acquisition Agreement limit the amount for which Canadian Natural is indemnified, such that liabilities in respect of the respective Acquisitions may be greater than the amounts for which it is indemnified under the Shell Acquisition Agreement and Marathon Acquisition Agreements. See "Recent Developments".

The historical and pro forma financial and operating information concerning the Acquired Assets may not be indicative of future results

        This prospectus supplement includes certain historical operating statements and information relating to the Acquired Assets, including the Shell Operating Statements, the Marathon Operating Statements, the Pro Forma Statements and the Pro Forma Supplementary Oil & Gas Information included in Appendix "A" to this prospectus supplement. The operating statements have been derived on a historical basis from the historical accounting and other records of Shell and Marathon. The historical financial and operating information may not reflect what the financial or operating results of the Acquired Assets would have been had we owned the Acquired Assets during the period presented or what our financial or operating results will be in the future. Unless specifically noted otherwise, the historical operating information does not contain any adjustments to reflect changes that may occur in our cost structure, financing and operations as a result of the Acquisitions. The assumptions and estimates underlying the Pro Forma Statements may be materially different from our actual experience going forward. See "Forward-Looking Statements".

There are operational and reserves risks relating to the Acquired Assets

        The risk factors set forth in the AIF and in this prospectus supplement relating to the oil and natural gas business, environmental matters, operations and reserves and resources of Canadian Natural apply equally in respect of the Acquired Assets. In particular, the reserves information contained in the Reserves Report in respect of the Acquired Assets are estimates and the actual production from and ultimate reserves of those properties may be greater or less than the estimates contained in such reports, and such differences may be material.

Our indebtedness will increase materially as a result of the Acquisitions

        If the Acquisitions are completed on the terms contemplated in the Acquisition Agreements, we anticipate that we will borrow up to $8.2 billion, through drawdowns under the Acquisition Credit Facilities, by the issuance of notes pursuant to the offering and the issuance of the Medium Term Notes. See "Recent Developments — Financing the Acquisitions — Acquisition Credit Facilities". Such borrowings will represent a significant increase in our consolidated indebtedness. Such additional indebtedness will increase our interest expense and debt service obligations and may have a negative effect on our results of operations.

        As of May 19, 2017, our total indebtedness was $16.5 billion. We anticipate that following Acquisitions and the completion of the offering, our total indebtedness will be $24.7 billion.

        Our ability to service our increased debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions, interest rate fluctuations and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we may be forced to take actions such as reducing dividends, reducing or delaying business activities, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital.

        Our credit ratings could be lowered or withdrawn entirely by a rating agency if, in its judgment, the circumstances warrant. Our increased indebtedness resulting from the Acquisitions could be a factor considered by the ratings agencies in downgrading our credit rating. If a rating agency were to downgrade our credit rating, our borrowing costs could increase and our funding sources could decrease. In addition, a failure to maintain our current credit ratings could affect our business relationships with suppliers and operating partners. A credit downgrade could also adversely affect the availability and cost of capital needed to fund the future investments.

        In addition, if we are unable to refinance any indebtedness remaining outstanding under the Acquisition Credit Facilities at the expiry of the respective term of such indebtedness, we may also be required to seek extensions to or modifications of the terms of the Acquisition Credit Facilities in order to defer the maturity dates of borrowings incurred thereunder. Depending on oil and gas and credit market conditions at the time when borrowings under the Acquisition Credit Facilities are due for repayment, and our own financial performance at that time, we may be subject to various remedies available to the lenders thereunder.

We expect to incur significant transaction and related costs to complete the Acquisitions and integrate the Acquired Assets

        We expect to incur significant costs and expenses associated with completing the Acquisitions and integrating the Acquired Assets with our operations. Additional unanticipated material costs may also be incurred relating to the Acquired Assets following the Acquisitions.

Risks Related to the Notes

If the Acquisitions are not consummated on or prior to December 8, 2017 or the Acquisitions are terminated at any time prior thereto, the notes will be subject to a special mandatory redemption, and as a result, you may not obtain the return you expect on the notes

        Our ability to complete the Acquisitions is subject to various conditions, certain of which are beyond our control. In addition, the Acquisition Agreements contain certain provisions permitting each of Shell, Marathon and us to terminate the Acquisition Agreements under certain circumstances. If the Acquisitions are not consummated on or prior to December 8, 2017 or we publicly announce that we will not proceed with the Acquisitions for any reason, the notes will be subject to a special mandatory redemption. The special mandatory redemption price will be equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest from the issue date of the notes, to, but not including, the date of such special mandatory redemption. Upon such redemption, you may not be able to reinvest the proceeds from the redemption in an investment that yields comparable returns. In addition, if you purchase the notes at a price greater than the price at which the notes are redeemed, you may suffer a loss on your investment.

We are not obligated to place the net proceeds from the sales of the notes in escrow prior to the closing of the Acquisitions and, as a result, we may not be able to repurchase the notes upon a special mandatory redemption

        We are not obligated to place the net proceeds from the sales of the notes in escrow prior to the closing of the Acquisitions or to provide a security interest in those proceeds, and the Indenture imposes no restrictions on our use of these proceeds during that time. Accordingly, the source of funds for any redemption of notes upon a special mandatory redemption would be the proceeds that we have voluntarily retained or other sources of liquidity, including available cash, borrowings, sales of assets or sales of equity securities. We may not be able to satisfy our obligation to redeem the notes following a special mandatory redemption because we may not have sufficient financial resources to pay the aggregate redemption price on the notes. Our failure to redeem or repurchase the notes as required under the Indenture would result in a default under the Indenture, which could result in defaults under certain of our other debt agreements and have material adverse consequences for us and the holders of the notes.

Other Risks

Recent changes to the federal administration in the United States may result in legislative and regulatory changes that could have an adverse effect on us

        Recent changes to the federal administration in the United States may result in legislative and regulatory changes that could have an adverse effect on us. In particular, the 2016 United States presidential election and the related changes in political agenda, coupled with the transition of administration, has created uncertainty as to the position the United States federal government will take with respect to world affairs and events. This uncertainty may include issues such as United States support for existing treaty and trade relationships with other countries, including Canada. The United States presidential administration has announced that it will renegotiate the North American Free Trade Agreement with Canada and Mexico. At this stage it is uncertain what form this renegotiation will take or its extent. Consequently, it is unclear how this would impact our business operations.

        In addition, proposals to implement a border adjustment tax may, if implemented, lead to unfavorable tax treatment on goods imported to the United States from Canada, and have a significant impact on Canadian companies that do business in the United States. Implementation by the United States government of new legislative or regulatory policies could impose additional costs on us, decrease United States demand for our products, or otherwise negatively impact us, which may have a material adverse effect on our business, financial condition and operations. In addition, this uncertainty may adversely impact (a) the ability or willingness of Canadian companies to transact business with companies such as Canadian Natural whose products are being exported to the United States; (b) our profitability, particularly if the United States imposes any border adjustment taxes and/or the Government of Canada imposes new restrictions on imports from the United States; (c) regulation and trade agreements affecting the United States and Canada; (d) global stock markets (including the Toronto Stock Exchange); and (e) general global economic conditions. All of these factors are outside of our control, but may nonetheless lead us to adjust our strategy in order to compete effectively in global markets.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering will be approximately US$2,968 million, after deducting the underwriting commissions, and estimated expenses of the offering of approximately US$6 million. We intend to use the net proceeds of the offering to finance a portion of the purchase price of the Acquisitions and to pay certain fees and expenses related to the Acquisitions. The closing of the offering is not conditional upon the Acquisitions being completed. Pending completion of the Acquisitions, the net proceeds of the offering will be placed on deposit.

        If the Acquisitions are not completed on or prior to December 8, 2017 or we publicly announce that we will not proceed with the Acquisitions for any reason, the notes will be subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the date of redemption.

CONSOLIDATED CAPITALIZATION

        The following table sets forth our consolidated capitalization as at March 31, 2017 on an actual basis and on an adjusted basis to give effect to the issuance and sale of the notes, the issuance and sale of Medium Term Notes, the anticipated borrowings under the Acquisition Credit Facilities and, if necessary, the Existing Credit Facilities, the issuance of the Consideration Shares and the completion of the Acquisitions, in each case, as if the completion of the offering and the closing of the Acquisitions had occurred as at March 31, 2017.

        You should read this table together with our audited and unaudited consolidated financial statements, which are incorporated by reference herein. All US$ amounts have been converted to Canadian dollars using the exchange rate at March 31, 2017 of US$0.7506 equals Cdn$1.00.

	March 31, 2017 (unaudited)
	(MM$)
	Actual	Pro Forma
Cash and cash equivalents	$19	$—

Long term debt (including current portion):
Credit Facilities (Existing and Acquisition Credit Facilities)	$3,541	$5,978
US dollar commercial paper (US$250 million)	333	333
Fixed Rate Notes offered hereby
2.950% notes due January 15, 2023 (US$1,000 million)	—	1,332
3.850% notes due June 1, 2027 (US$1,250 million)	—	1,665
4.950% notes due June 1, 2047 (US$750 million)	—	1,000
Medium term notes:
3.05% unsecured debentures due June 19, 2019	500	500
2.60% unsecured debentures due December 3, 2019	500	500
2.89% unsecured debentures due August 14, 2020	1,000	1,000
3.31% unsecured debentures due February 11, 2022	1,000	1,000
3.55% unsecured debentures due June 3, 2024	500	500
Senior unsecured notes:
5.70% notes due May 15, 2017(1) (US$1,100 million)(6)	1,465	1,465
1.75% notes due January 15, 2018 (US$600 million)	799	799
5.90% notes due February 1, 2018 (US$400 million)	533	533
3.45% notes due November 15, 2021 (US$500 million)(6)	666	666
3.80% notes due April 15, 2024 (US$500 million)	666	666
3.90% notes due February 1, 2025 (US$600 million)	800	800
7.20% notes due January 15, 2032 (US$400 million)	533	533
6.45% notes due June 30, 2033 (US$350 million)	466	466
5.85% notes due February 1, 2035 (US$350 million)	466	466
6.50% notes due February 15, 2037 (US$450 million)	600	600
6.25% notes due March 15, 2038 (US$1,100 million)(6)	1,465	1,465
6.75% notes due February 1, 2039 (US$400 million)	533	533
Medium Term Notes priced May 23, 2017:
2.05% due June 1, 2020	—	900
3.42% due December 1, 2026	—	600
4.85% due May 30, 2047	—	300
Less: original issue discounts,(2) transaction costs(3) and change in fair value	(62)	(115)

Total long-term debt	16,304	24,485

Shareholders' equity:
Share Capital:
Common Shares, no par value: unlimited shares authorized:
1,115.61 million Common Shares issued and outstanding,(4) actual 97.56 million Common Shares issued and outstanding, pro forma giving effect to the issuance of the Consideration Shares(5)	4,869	4,869
		4,000
Retained earnings	21,465	21,465
Accumulated other comprehensive income	43	43

Total shareholders' equity	26,377	30,377

Total capitalization	$42,681	$54,862

(1)
Subsequent to March 31, 2017, the 5.70% notes (US$1,100 million) were repaid at maturity along with the associated cross currency swaps and hedge accounting.

(2)
Canadian Natural has included unamortized original issue discounts and premiums, and directly attributable transaction costs in the carrying amount of the outstanding debt.

(3)
Transaction costs primarily represent underwriting commissions charged as a percentage of the related debt offerings, as well as legal, rating agency and other professional fees.

(4)
Share amount outstanding is at March 31, 2017 and does not include 54.74 million shares issuable upon the exercise of outstanding options as of March 31, 2017. We also have an unlimited number of preferred shares authorized, issuable in one or more series, with our directors authorized to fix, before the issue thereof, the number of shares in each series and to determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. There are no preferred shares issued and outstanding.

(5)
The pro forma impact of the Acquisitions on the Company's equity position assumes a share price of $41 Cdn dollars at closing.

(6)
Excludes value of cross currency swap contracts.

 PRO FORMA INTEREST COVERAGE

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus supplement in accordance with Canadian disclosure requirements.

        The following coverage ratios are calculated on a consolidated basis for the twelve month periods ended March 31, 2017 and December 31, 2016 and are based on information contained within our financial statements for the related periods which were prepared in accordance with accounting principles generally accepted in Canada. The impact of the Acquired Assets to our earnings on a consolidated basis cannot be reliably estimated from the operating statements disclosed herein, therefore no earnings attributable to the Acquired Assets is included in the pro forma earnings coverage ratio. The operating statements of the Acquired Assets are more reflective of funds flow from operations, and as such we have included below pro forma funds flow from operations coverage ratios, calculated by adding the operating income of the Acquired Assets to our adjusted funds flow from operations.

        The borrowing cost requirements used in calculating the ratios have been adjusted to take into account the notes issued under the offering as well as any other incremental borrowing required to complete the Acquisitions. Any other adjustments for normal course issuances and repayments of financial obligations subsequent to December 31, 2016 would not materially affect the ratios. The following pro forma ratios have been calculated to give effect to the issue of the notes pursuant to this prospectus supplement, and use of net proceeds of such issuances as described under "Use of Proceeds". The pro forma coverage ratios set forth below do not purport to be indicative of the actual interest coverage ratios that would have occurred if the foregoing events had actually occurred on the foregoing dates, nor to be indicative of coverage ratios for any future periods.

	March 31, 2017 (unaudited)	December 31, 2016 (unaudited)
Earnings coverage(1)(2)	0.3x	(0.4x)
Funds flow from operations coverage(2)(3)	8.0x	6.1x

(1)
Earnings coverage is equal to Canadian Natural's net earnings (loss) plus income taxes and interest expense, excluding current and deferred United Kingdom Petroleum Revenue Tax ("PRT") expense and other taxes; divided by the sum of interest expense and capitalized interest estimated to give effect to the estimated interest expense associated with the notes hereby offered as well as the activities described in "Use of Proceeds".

(2)
For purposes of calculating pro forma coverage ratios, we have made certain assumptions regarding the interest expense associated with funding the Acquisitions. We believe these assumptions to be reasonable, but we make no assurance that the actual interest expense will not be greater than the interest expense we have assumed. If the actual interest expense is greater than the expense we have assumed, the pro forma coverage ratios may decrease.

(3)
Funds flow from operations coverage is equal to our funds flow from operations, plus current income taxes and interest expense excluding current PRT expense and other taxes, plus the operating income of the Acquired Assets; divided by the sum of interest expense and capitalized interest, estimated to give effect to the issue of the notes pursuant to this prospectus supplement and the use of net proceeds of such issuances as described under "Use of Proceeds".

        After adjusting for the issuance and sale of the notes, our borrowing cost requirements, adjusted as discussed above, would have amounted to $876 million for the twelve months ended December 31,

2016. Our loss before borrowing costs and income tax for the twelve months then ended was $356 million, which is (0.4) times our borrowing cost requirements for this period. After adjusting for the issuance and sale of the notes, our borrowing cost requirements, adjusted as discussed above, would have amounted to $879 million for the twelve months ended March 31, 2017. Our earnings before borrowing costs and income tax, adjusted as discussed above, for the twelve months then ended was $220 million which is 0.3 times our borrowing cost requirements for this period.

        Our earnings coverage ratios for the twelve month periods ended December 31, 2016 and March 31, 2017 are less than one to one largely as a result of lower commodity prices. We would have required additional earnings of $1.2 billion for the period ended December 31, 2016 and $660 million for the period ending March 31, 2017 to achieve earnings coverage ratios of one to one.

 DESCRIPTION OF THE NOTES

        The following description of the particular terms of the notes supplements, and to the extent inconsistent with, replaces, the description of the debt securities set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with that description.

        The notes will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York (the "Initial Trustee"), as amended by a first supplemental indenture dated October 28, 2011 entered into between us and the Initial Trustee, and as amended by a second supplemental indenture dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association, as successor trustee (the trust indenture dated July 24, 2001 as amended by the first supplemental indenture and the second supplemental indenture, the "Indenture"). The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture. Capitalized terms used but not defined in this section shall have the meanings given to them in the Indenture.

General

        The notes will be our direct unsecured obligations and will rank pari passu with all of our other unsubordinated and unsecured indebtedness from time to time outstanding. The notes will be structurally subordinated to all existing indebtedness and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

        Payment of the principal, premium, if any, and interest will be made in U.S. dollars. The notes will not be entitled to the benefits of any sinking fund. The notes will be issued in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

        The 2023 Notes will initially be issued in an aggregate principal amount of US$1,000,000,000 and will mature on January 15, 2023. The 2023 Notes will bear interest at the rate of 2.950% per year from May 30, 2017, or from the most recent date to which interest has been paid or provided for, payable semi-annually on January 15 and July 15 of each year, commencing January 15, 2018, to the persons in whose names the 2023 Notes are registered at the close of business on the preceding January 1 or July 1, respectively.

        The 2027 Notes will initially be issued in an aggregate principal amount of US$1,250,000,000 and will mature on June 1, 2027. The 2027 Notes will bear interest at the rate of 3.850% per year from May 30, 2017, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2017, to the persons in whose names the 2027 Notes are registered at the close of business on the preceding May 15 or November 15, respectively.

        The 2047 Notes will initially be issued in an aggregate principal amount of US$750,000,000 and will mature on June 1, 2047. The 2047 Notes will bear interest at the rate of 4.950% per year from May 30, 2017, or from the most recent date to which interest has been paid or provided for, payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2017, to the persons in whose names the 2047 Notes are registered at the close of business on the preceding May 15 or November 15, respectively.

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the date of the interest payment (the "Interest Payment Date") or the date of maturity, as the case may be. If any Interest Payment Date or the maturity date of the notes falls on a day that is not a Business Day (as defined in the Indenture), the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such Interest Payment Date or the maturity date, as the case may be. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional 2023 Notes, 2027 Notes or 2047 Notes under the Indenture. Such additional 2023 Notes, 2027 Notes and 2047 Notes will have the same terms as the 2023 Notes, the 2027 Notes or the 2047 Notes, as the case may be, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional 2023 Notes, 2027 Notes or 2047 Notes or except for the first payments of interest following the issue date of the additional 2023 Notes, 2027 Notes or 2047 Notes) so that the additional 2023 Notes, 2027 Notes or 2047 Notes may be consolidated and form a single series with the 2023 Notes, the 2027 Notes or the 2047 Notes, as the case may be. In the event that additional 2023 Notes, 2027 Notes or 2047 Notes are issued, we will prepare a new prospectus supplement.

        We may redeem the notes prior to maturity as described below under "Optional Redemption".

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities — Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities — Tax Redemption" in the prospectus) will apply to the notes.

        The notes will be subject to the provisions of the Indenture relating to defeasance and covenant defeasance as described in the prospectus under the heading "Description of Debt Securities — Defeasance and Covenant Defeasance".

Optional Redemption

        Prior to December 15, 2022 (the "2023Notes Early Call Date"), we may redeem the 2023 Notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the principal amount of the 2023 Notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2023 Notes being redeemed that would be due if such 2023 Notes matured on the 2023 Notes Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 20 basis points, in each case, together with accrued interest to, but not including, the date of redemption.

        On or after December 15, 2022, we may redeem the 2023 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2023 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

        Prior to March 1, 2027 (the "2027Notes Early Call Date"), we may redeem the 2027 Notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the principal amount of the 2027 Notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2027 Notes being redeemed that would be due if such 2027 Notes matured on the 2027 Notes Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 25 basis points, in each case, together with accrued interest to, but not including, the date of redemption.

        On or after March 1, 2027, we may redeem the 2027 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest thereon to, but not including, the date of redemption.

        Prior to December 1, 2046 (the "2047Notes Early Call Date"), we may redeem the 2047 Notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of: (1) 100% of the principal amount of the 2047 Notes, or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2047 Notes being redeemed that would be due if such 2047 Notes matured on the 2047 Notes Early Call Date but for the redemption (exclusive of any portion of the payments of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis at the Treasury Yield plus 30 basis points, in each case, together with accrued interest to, but not including, the date of redemption.

        On or after December 1, 2046, we may redeem the 2047 Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2047 Notes to be redeemed, plus accrued and unpaid interest thereon, but not including, to the date of redemption.

        Holders of notes to be redeemed will receive notice of redemption by first-class mail at least 30 and not more than 60 days prior to the date fixed for redemption, except in the case of a special mandatory redemption, in which case such notice shall be given not less than three days prior to the redemption date.

        Unless we default in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the notes of the applicable series or the portions of such notes called for redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed (assuming, for this purpose, that the 2023 Notes matured on the 2023 Notes Early Call Date, the 2027 Notes matured on the 2027 Notes Early Call Date and the 2047 Notes matured on the 2047 Notes Early Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

        "Comparable Treasury Price" means (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the Trustee after consultation with us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer" means (A) J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, a treasury dealer selected by MUFG Securities Americas Inc., and TD Securities (USA) LLC, or their respective successors; provided, however, that if any shall cease to be a primary U.S. Government securities dealer in The City of New York (a "Primary Treasury Dealer"), we will substitute another Primary Treasury Dealer, and (B) any other Primary Treasury Dealer selected by the Trustee after consultation with us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and ask prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

        "Treasury Yield" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable

Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Special Mandatory Redemption

        If the Acquisitions are not completed on or prior to December 8, 2017 or we publicly announce that we will not proceed with the Acquisitions for any reason, the notes will be subject to a special mandatory redemption at a price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest to, but not including, the date of redemption.

        Upon the earlier of (1) December 8, 2017, if the Acquisitions have not been consummated, and (2) the fifth day (or if such day is not a business day, the first business day thereafter) after we publicly announce that we will not proceed with the Acquisitions for any reason, we will give notice of the special mandatory redemption to each holder of the notes and to the trustee, stating, among other matters prescribed in the Indenture, that all of the notes being redeemed will be redeemed on the redemption date set forth in such notice (which will be no earlier than three business days and no later than 15 days from the date such notice is given).

        The aggregate net proceeds from the sale of the notes will not be held in escrow, and holders of the notes will not have any special access or rights to or a security interest or encumbrance of any kind on the net proceeds from the offering.

        Upon the occurrence of the closing of the Acquisitions, the foregoing provisions regarding the special mandatory redemption will cease to apply.

Book-Entry System

        The Depository Trust Company (the "Depositary") will act as securities depositary for the notes. The notes will be represented by one or more registered global notes (collectively, the "Registered Global Securities") registered in the name of Cede & Co. (the Depositary's partnership nominee) or such other name as may be requested by an authorized representative of the Depositary. The provisions set forth under "Description of Debt Securities — Registered Global Securities" in the prospectus will be applicable to the notes. Accordingly, beneficial interests in the notes will be shown on, and transfers of the notes will be effected, only through, records maintained by the Depositary and its Direct and Indirect Participants (defined below). Except as described under "Description of Debt Securities — Registered Global Securities" in the prospectus, owners of beneficial interests in the Registered Global Securities representing the notes will not be entitled to receive notes in definitive form and will not be considered Holders of notes under the Indenture.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between direct participants' accounts. This eliminates the need for physical movement of securities certificates. Direct participants include: both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.

        The Depositary is a wholly-owned subsidiary of the Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary's system is also available to others, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the SEC.

        Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of each note ("beneficial owner") is in turn to be recorded on the direct and indirect participants' records on behalf of the beneficial owners. Beneficial owners will not receive written confirmation from the Depositary of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the Registered Global Securities representing the notes are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the Registered Global Securities representing the notes, except in the event that use of the book-entry system for the notes is discontinued.

        The deposit of the Registered Global Securities with the Depositary and their registration in the name of Cede & Co. do not effect any change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the Registered Global Securities. The Depositary's records reflect only the identity of the direct participants whose accounts such securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co., or any other Depositary nominee will consent or vote with respect to the Registered Global Securities representing the notes unless authorized by a direct participant in accordance with the Depositary's procedures. Under its usual procedures, the Depositary mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the notes are credited on the record date. These participants are identified in a listing attached to the omnibus proxy.

        Principal and interest payments on the Registered Global Securities representing the notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of the Depositary. The Depositary's practice is to credit direct participants' accounts upon the Depositary's receipt of funds and corresponding detail information from us on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name. These payments will be the responsibility of these participants and not of the Depositary or its nominee, us, the Trustee, or any other agent or party, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal and interest to Cede & Co., or any other nominee as may be requested by an authorized representative of the Depositary is our responsibility. Disbursement of the payments to direct participants is the responsibility of the Depositary, and disbursement of the payments to the beneficial owners is the responsibility of the direct or indirect participants.

        We will send any redemption notices to the Depositary. If less than all of the notes of a series are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each direct participant in the issue to be redeemed.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangement between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

        Clearstream.    Clearstream Banking, société anonyme ("Clearstream") holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream customers ("Clearstream Participants") through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in many countries through established depository and custodial relationships. Clearstream Participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear Bank S.A./N.V. ("Euroclear") as the operator of the Euroclear System (the "Euroclear Operator") in Brussels to facilitate settlement of trades between Clearstream and the Euroclear Operator.

        Distributions of interest and principal with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

        Euroclear.    Euroclear holds securities and book-entry interests in securities for participating organizations and facilitates the clearance and settlement of securities transactions between participants ("Euroclear Participants") as defined in the Terms and Conditions Governing Use of Euroclear as amended from time to time and between Euroclear Participants and participants of certain other securities settlement systems through electronic book-entry changes in accounts of such participants or through other securities intermediaries.

        Euroclear provides Euroclear Participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing, and related services. Euroclear Participants are investment banks, securities brokers and dealers, banks, central banks, supranationals, custodians, investment managers, corporations, trust companies and certain other organizations.

        Non-participants in the Euroclear System may hold and transfer book-entry interests in securities through accounts with a Euroclear Participant in the Euroclear System or any other securities intermediary that holds a book-entry interest in the securities through one or more securities intermediaries standing between such other securities intermediary and Euroclear.

        Distributions of interest and principal with respect to notes held beneficially through Euroclear will be credited to cash accounts of Euroclear Participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

        Initial settlement for the notes will be made in immediately available funds. Secondary market trading between the Depositary Participants will occur in the ordinary way in accordance with the Depositary rules. Secondary market trading between Clearstream Participants and/or Euroclear Participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

        Transfers Between the Depositary, Clearstream or Euroclear.    Cross-market transfers between persons holding directly or indirectly through the Depositary on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through the Depositary in accordance with the Depositary rules on behalf of the relevant European international clearing system by its United States depositary; however, such cross-market transactions will require delivery of instructions to the relevant international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the Depositary or to its U.S. depositary (in the case of Clearstream or Euroclear) to take action to effect final settlement on its behalf by delivering or receiving securities in the Depositary, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to the Depositary. Clearstream Participants and Euroclear Participants may not deliver instructions directly to the Depositary or the respective U.S. depositary of Clearstream or Euroclear.

        Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a the Depositary Participant will be made during subsequent securities settlement processing and will be dated the business day following the Depositary settlement date. Such credits or any transactions in such notes settled during such processing will be reported to the relevant Clearstream Participants or Euroclear Participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of notes by or through a Clearstream Participant or a Euroclear Participant to a the Depositary Participant will be received with value on the Depositary settlement date but will be generally available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in the Depositary.

CERTAIN INCOME TAX INFORMATION

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        In the opinion of Parlee McLaws LLP, our Canadian counsel, the following is, as of the date hereof, a fair and adequate summary of the principal Canadian federal income tax consequences generally applicable to a purchaser who acquires notes, as beneficial owner, and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the "Tax Act") and any applicable income tax treaty or convention (i) is neither a resident of Canada nor deemed to be a resident of Canada; (ii) deals at arm's length with Canadian Natural, any successor to Canadian Natural, and with any transferees resident or deemed to be resident in Canada to whom the purchaser disposes of notes; (iii) does not use or hold, and is not deemed to use or hold, notes in connection with a trade or business carried on, or deemed to be carried on, in Canada, (iv) is not a "specified shareholder" (as defined in the Tax Act for purposes of the thin capitalization rules in subsection 18(4) of the Tax Act) of Canadian Natural or a person that does not deal at arm's length with a specified shareholder of Canadian Natural, and (v) is not an insurer carrying on an insurance business in Canada and elsewhere. This summary assumes that no amount paid or payable as, or on account or in lieu of interest, will be in respect of a debt or other obligation to pay an amount to a person who does not deal at arm's length with Canadian Natural for purposes of the Tax Act.

        This summary is based on the current provisions of the Tax Act and the regulations thereunder, counsel's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"), and all specific proposals ("Proposals") to amend the Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof. This summary does not otherwise take into account or anticipate changes in the law or in the administrative practices of the CRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province or territory of Canada or any jurisdiction outside Canada. This summary is not exhaustive of all possible Canadian federal income tax consequences and no assurance can be given that any Proposals to amend the Tax Act and the regulations will be enacted as proposed or at all.

        Under the Tax Act, interest, premium, if any, or principal on the notes paid or credited, or deemed to be paid or credited by Canadian Natural to a purchaser will be exempt from Canadian non-resident withholding tax. There are no other Canadian federal taxes on income or capital gains payable under the Tax Act by a purchaser in respect of the acquisition, holding, redemption or disposition of the notes, or the receipt of interest, premium, if any, or principal thereon solely as a consequence of the acquisition, holding, redemption or disposition of the notes.

Certain U.S. Federal Income Tax Considerations

        The following is a discussion of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of the notes by a U.S. Holder, as defined below, that acquires the notes in this initial offering at the price set forth on the cover page. This discussion is not a complete analysis or description of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their particular circumstances or to persons that are subject to special tax rules. In particular, the information set forth below deals only with holders that will hold the notes as capital assets for U.S. federal income tax purposes (generally, property held for investment). In addition, this discussion of certain material U.S. federal income tax consequences does not address the tax treatment of special classes of holders, such as banks, financial institutions, regulated investment companies, real estate investment trusts, partnerships or other pass through entities (or investors in such entities), tax exempt entities, insurance companies, persons holding the notes as part of a hedging, integrated or conversion transaction, constructive sale or "straddle," U.S. expatriates, persons having a functional currency other than the U.S. dollar, and dealers or traders in securities or currencies.

        This summary does not address U.S. federal estate, gift or alternative minimum tax consequences or tax consequences under any state, local or foreign laws.

        The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated under the Code, U.S. judicial decisions and administrative pronouncements. All of the preceding authorities are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the "IRS") with respect to any of the U.S. federal income tax consequences described below. As a result, there can be no assurance that the IRS or a court considering these issues will not disagree with or challenge any of the conclusions we have reached and describe herein.

        For purposes of this discussion, a "U.S. Holder" is a beneficial owner of notes that is (1) an individual who is a citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust, or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

        If a partnership or other pass through entity holds the notes, the tax treatment of a partner in or owner of the partnership or pass through entity will generally depend upon the status of the partner or owner and the activities of the entity. If you are a partner in or owner of a partnership or other pass through entity that is considering holding notes, you are urged to consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

        The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of notes, and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is given.

        We urge holders to consult their own tax advisor regarding the application of U.S. federal, state and local tax laws, as well as any applicable foreign tax laws, to their particular situation.

Payments of Interest — Special Mandatory Redemption

        As described under "Description of the Notes — Special Mandatory Redemption", we will be obligated to redeem the notes at a price equal to 101% of their principal amount plus accrued interest if the Acquisitions have not been consummated on or before a certain date or we publicly announce that we will not proceed with the Acquisitions for any reason. It is possible that our obligation to redeem at a premium could implicate the provisions of the Treasury regulations relating to "contingent payment debt instruments."

        We intend to take the position that the above-mentioned contingency is remote or incidental, and thus, that the notes should not be treated as contingent payment debt instruments. Our determination that these contingencies are remote is binding on a U.S. Holder unless the U.S. Holder discloses its contrary position in the manner required by the applicable Treasury regulations. Our determination, however, is not binding on the IRS, and the IRS could challenge this determination, and if the IRS were to challenge this determination, a U.S. Holder might be required to accrue additional interest income on their notes and to treat as ordinary income rather than as capital gain any income realized on the sale or other disposition of a note before the resolution of the contingency. In the event the notes are contingent payment debt instruments and a contingency occurs, such contingency would affect the amount and timing of income recognized by a U.S. Holder. If any additional payments are in fact paid, a U.S. Holder will be required to recognize such amounts as income.

        The remainder of this discussion assumes that our determination that the contingency is remote or incidental is correct. The Treasury regulations applicable to contingent payment debt instruments have not been the subject of authoritative interpretation, however, and the scope of the Treasury regulations is not certain. A U.S. Holder is urged to consult its own tax advisor regarding the possible application of the special rules related to contingent payment debt instruments.

Stated Interest

        Each payment of interest paid on the notes will be taxable as ordinary income at the time it accrues or is received, in accordance with your method of accounting for U.S. federal income tax purposes. Interest paid on the notes will be income from sources outside the United States for purposes of computing the foreign tax credit allowable to a U.S. Holder. Interest income on a note generally will be considered either "passive category income" or "general category income" for U.S. foreign tax credit purposes. The rules governing the foreign tax credit are complex, and you are urged to consult your own tax advisor regarding the availability of the credit under your particular circumstances.

Original Issue Discount

        A note with a term that exceeds one year will be treated as issued with original issue discount ("OID") if the "stated redemption price at maturity" of the note exceeds its "issue price" by at least the de minimis amount of 1/4 of 1 percent of the "stated redemption price at maturity" multiplied by the number of complete years from the issue date of the note to its maturity. A note's "issue price" generally is the first price at which a substantial amount of notes included in the issue of which the note is a part is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The "stated redemption price at maturity" of a note is the total of all payments provided by the note that are not payments of "qualified stated interest". Generally, an interest payment on a note is "qualified stated interest" if it is one of a series of stated interest payments on a note that are unconditionally payable at least annually at a single fixed rate.

        It is not expected that the notes will be issued with OID. If, however, the stated redemption price of a note exceeds its issue price by at least the de minimis amount, you will be required to treat such excess amount as OID, which is treated for U.S. federal income tax purposes as accruing on a constant yield basis over the term of the note as interest income to you. Your adjusted tax basis in a note would be increased by the amount of any OID included in your gross income. In compliance with Treasury regulations, if we determine that the notes have OID, we will provide certain information to the IRS and/or you that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange, retirement or other disposition of a note, you will generally recognize capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received (other than any amount received that is attributable to accrued but unpaid interest not previously included in income, which will be taxable as ordinary interest income) and (ii) your adjusted tax basis in the note at the time of sale, exchange, retirement or other disposition. Your adjusted tax basis in a note generally will be the amount that you paid for the note.

        Any capital gain or loss will be long term capital gain or loss if at the time of the sale, exchange, retirement or other taxable disposition of the note, the U.S. Holder has held the note for more than one year. Long term capital gain of non corporate U.S. Holders, including individual U.S. Holders, is generally taxed at reduced rates. The gain or loss will generally be treated as U.S. source gain or loss. The deductibility of capital losses is subject to limitations.

Additional Tax on Investment Income

        Certain U.S. Holders that are individuals, estates or trusts, and whose income exceeds certain thresholds, generally will be required to pay an additional 3.8 percent tax on all or a portion of their "net investment income", which includes, among other things, interest income and capital gains from the sale or other disposition of notes, subject to certain limitations and exceptions. You are urged to consult your tax advisor regarding the effect, if any, of this tax on your ownership and disposition of the notes.

Information Reporting and Backup Withholding

        In general, information reporting requirements apply to certain payments to U.S. Holders of principal of, and interest on, a note, and the receipt of proceeds on the sale or other disposition (including a retirement or redemption) of a note before maturity, in each case when made within the United States or through certain U.S. intermediaries. In addition, such payments will be subject to backup withholding if a U.S. Holder fails to furnish its taxpayer identification number, fails to certify that such number is correct, fails to certify that such U.S. Holder is not subject to backup withholding, or otherwise fails to comply with the applicable requirements of the backup withholding rules.

        U.S. Holders, including corporations, are generally not subject to backup withholding and information reporting requirements provided their exemption from backup withholding and information reporting are properly established. Backup withholding is not an additional tax. Any amounts withheld from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS in a timely manner. You are urged to consult your tax advisor regarding the application of backup withholding, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

        Certain U.S. Holders that are individuals that hold certain specified foreign financial assets, which may include the notes, are required to report information relating to such assets, subject to certain exceptions (including an exception for notes held in accounts maintained by domestic financial institutions). You are urged to consult your tax advisor regarding your reporting requirements.

UNDERWRITING

        We intend to offer the notes through underwriters. J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. and TD Securities (USA) LLC are acting as joint book-running managers and representatives of the underwriters named below.

        Subject to the terms and conditions stated in the underwriting agreement, dated the date of this prospectus supplement, among us and the underwriters, each underwriter named below has agreed to severally purchase, and we have agreed to sell to that underwriter, the principal amounts of notes set forth opposite the underwriter's name.

Underwriters	Principal Amount of 2023 Notes		Principal Amount of 2027 Notes		Principal Amount of 2047 Notes
J.P. Morgan Securities LLC	US$	150,000,000	US$	187,500,000	US$	112,500,000
Barclays Capital Inc.		95,000,000		118,750,000		71,250,000
Citigroup Global Markets Inc.		95,000,000		118,750,000		71,250,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated		95,000,000		118,750,000		71,250,000
MUFG Securities Americas Inc.		95,000,000		118,750,000		71,250,000
TD Securities (USA) LLC		95,000,000		118,750,000		71,250,000
RBC Capital Markets, LLC		85,000,000		106,250,000		63,750,000
Scotia Capital (USA) Inc.		85,000,000		106,250,000		63,750,000
BMO Capital Markets Corp.		57,500,000		71,875,000		43,125,000
CIBC World Markets Corp.		57,500,000		71,875,000		43,125,000
Mizuho Securities USA LLC		30,000,000		37,500,000		22,500,000
SMBC Nikko Securities America, Inc.		30,000,000		37,500,000		22,500,000
Wells Fargo Securities, LLC		30,000,000		37,500,000		22,500,000

Total	US$	1,000,000,000	US$	1,250,000,000	US$	750,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in the offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the notes of any series if they purchase any of the notes.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        The underwriters propose to offer some of the notes of each series directly to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and some of the notes of each series to dealers at the public offering price less a concession not to exceed 0.350%, 0.400% and 0.500% of the principal amount of the 2023 Notes, the 2027 Notes and the 2047 Notes, respectively. The underwriters may allow, and dealers may re-allow, a concession not to exceed 0.225%, 0.250% and 0.300% of the principal amount of the 2023 Notes, the 2027 Notes and the 2047 Notes, respectively, on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price, concessions and other selling terms. The underwriters may offer to sell the notes through certain of their affiliates.

        The following table shows the underwriting commissions that we are to pay to the underwriters in connection with the offering (expressed as a percentage of the principal amount of the applicable series of notes).

Paid by Canadian Natural
Per 2023 Note	0.600%
Per 2027 Note	0.650%
Per 2047 Note	0.875%

        We estimate that our total expenses for the offering will be US$6 million (not including the underwriting commissions).

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for inclusion of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected. If the notes are traded, they may trade at a discount from their initial public offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors.

        In connection with the offering, J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. and TD Securities (USA) LLC, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amounts of the notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market prices of the notes while the offering is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when, J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc. and TD Securities (USA) LLC covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the prices of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        We have agreed not to offer, sell, contract to sell, pledge, or otherwise dispose of any debt securities, or enter into any related transaction, until the closing of the offering; provided that we may offer and sell Canadian dollar denominated debt securities outside of the United States pursuant to an "MTN program" under National Instrument 44-102 of the Canadian Securities Administrators.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

        Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters or affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short position in such securities and instruments.

        Each of J.P. Morgan Securities LLC, Barclays Capital Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, MUFG Securities Americas Inc., TD Securities (USA) LLC, RBC Capital Markets, LLC, Scotia Capital (USA) Inc., BMO Capital Markets Corp., CIBC World Markets Corp., Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., and Wells Fargo Securities, LLC is an affiliate of a lender to us (such affiliates, the "Lenders"), and Canadian Natural may be considered to be a connected issuer to each of the Lenders. We were indebted to the Lenders for approximately $3,189 million as of March 31, 2017 under various credit facilities, representing approximately 20% of our total indebtedness as of that date. At the date hereof these credit facilities are unsecured. We are in compliance with the terms of such credit facilities and the Lenders have not waived any material breach of the agreements governing such credit facilities since their execution on March 28, 2014 (as amended March 2, 2015, August 5, 2015 and February 3, 2016), March 3, 2015 (as amended August 5, 2015), June 30, 2015, June 30, 2015, February 5, 2016 and May 4, 2017. Our financial position has not changed materially since the indebtedness under the credit facilities was incurred. As a consequence of the sale of the notes, each of the underwriters referred to above will receive a commission on the sale of the notes. In addition, certain Lenders or their affiliates have committed to provide the Acquisition Credit Facilities to finance a portion of the purchase price for the Acquisitions in accordance with the Acquisition Credit Facilities. None of the banks affiliated with the underwriters referred to above were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes.

        This prospectus supplement qualifies the distribution of the notes being offered and sold outside Canada under the securities laws of the Province of Alberta. The notes are not being qualified for distribution to purchasers in Canada, or to residents of Canada, under the securities laws of the Province of Alberta or any other province or territory of Canada. The notes may not be, directly or indirectly, offered, sold, or delivered in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of Canadian securities laws. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes in Canada or to residents of Canada except pursuant to an available exemption from Canadian prospectus requirements.

T+4 Settlement Cycle

        It is expected that delivery of the notes will be made against payment therefor on or about May 30, 2017, which will be four business days following the date of this prospectus supplement (this settlement cycle being referred to as "T+4"). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their notes on the date of this prospectus supplement will be required, by virtue of the fact that the notes will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade their notes on the date of this prospectus supplement should consult their own advisors.

Notice to Prospective Investors in the European Economic Area

        This prospectus supplement has been prepared on the basis that any offer of the notes in any member state (the "Member States" and each a "Member State") of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive (as defined below) from the requirement to produce or publish a prospectus for offers of the notes. Accordingly, any person making or intending to make any offer in a Member State of the notes which are the subject of the offering may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of the notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus or supplement a prospectus for such offer. Neither we nor the underwriters have authorised, nor do we or they authorise, the making of any offer of the notes through any financial intermediary, other than offers made by the underwriters, which constitute the final placement of the notes contemplated in this prospectus supplement.

        In relation to each Member State of the European Economic Area, each underwriter has represented and agreed, and each further underwriter appointed under the offering will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive was implemented in that Member State (the "Relevant Implementation Date"), it has not made and will not make an offer of the notes which are the subject of the offering to the public in that Member State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the notes to the public in that Member State:

          (a)   to any legal entity which is a qualified investor as defined in the Prospectus Directive;

          (b)   to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters for any such offer; or

          (c)   in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of the notes to the public" in relation to any of the notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe to the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in the Member State.

        Each subscriber for the notes located within a Member State will be deemed to have represented, acknowledged and agreed that it is a qualified investor within the meaning of Article 2(1)(e) of the Prospectus Directive.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations, etc.") of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (including the Financial Services Act of 2012) (the "FSMA")) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This prospectus supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this prospectus supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

        Each underwriter, on behalf of itself and each of its affiliates, has represented and agreed, and each further underwriter appointed under the offering will be required to represent and agree, that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of the FSMA received by it in connection with the issue or sale of such notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

        The notes may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this prospectus supplement nor any other offering or marketing material relating to the notes constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 S-15 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this prospectus supplement nor any other offering or marketing material relating to the notes may be publicly distributed or otherwise made publicly available in Switzerland.

Notice to Prospective Investors in Japan

        The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each of the underwriters, on behalf of itself and each of its affiliates that participates in the initial distribution of the notes, has undertaken that it has not offered or sold and will not offer or sell any notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person (as defined below) or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person except pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), and under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese

Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Hong Kong

        The notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Singapore

        This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

          (a)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

          (b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the notes pursuant to an offer made under Section 275 of the SFA except:

          (a)   to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

          (b)   where no consideration is or will be given for the transfer; or

          (c)   where the transfer is by operation of law.

 LEGAL MATTERS

        Certain legal matters in connection with the offering will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, concerning matters of Canadian law, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, concerning matters of U.S. law. The underwriters have been represented by Shearman & Sterling LLP, Toronto, Ontario and New York, New York with respect to U.S. legal matters, and by Osler, Hoskin & Harcourt LLP, Toronto, Ontario with respect to matters of Canadian law.

        Based on information provided to us, the partners and associates of Parlee McLaws LLP as a group beneficially own, directly or indirectly, less than one percent of our outstanding securities and none of our securities or our property are to be received by such persons.

EXPERTS

        Our consolidated balance sheets as at December 31, 2016 and 2015 and the related consolidated statements of earnings (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, incorporated by reference in this prospectus supplement and the prospectus, have been so incorporated in reliance on the report dated March 15, 2017 of PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financing statements have been included herein in reliance upon the report of such firm, given upon their authority as experts in auditing and accounting. PricewaterhouseCoopers LLP has advised that it is independent with respect to Canadian Natural within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Board (U.S.).

        The Shell Operating Statements for the year ended December 31, 2016 included in Appendix "A" to this prospectus supplement and incorporated by reference in the prospectus have been audited by Ernst & Young LLP, independent auditors. Such financial statements have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Ernst & Young LLP have advised that they are independent with respect to Shell within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of Alberta and within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (U.S.).

        The Marathon Operating Statements for the year ended December 31, 2016 included in Appendix "A" to this prospectus supplement and incorporated by reference in the prospectus have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such operating statements have been included herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that it is independent with respect to Marathon within the meaning of the Code of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and the rules of the SEC and the Public Company Accounting Oversight Board (U.S.).

        Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., independent qualified reserves evaluators, have evaluated our reserves in reports dated March 1, 2017 with an effective date of December 31, 2016 and a preparation date of March 1, 2017, as more particularly described in our Annual Information Form incorporated by reference herein. GLJ Petroleum Consultants Ltd. has evaluated the reserves attributable to the Acquired AOSP Assets with an effective date of December 31, 2016 and a preparation date of May 2, 2017. The statements as to our reserves, and the reserves attributable to the Acquired AOSP Assets, which appear in or are incorporated by reference herein, have been so included or incorporated by reference upon the authority, as experts, of Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., to the extent described herein or in the documents incorporated by reference herein.

        Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than one percent of our securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, Sproule International Limited or GLJ Petroleum Consultants Ltd. or by "designated professionals", being any partners, employees or consultants of such independent consultants who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

ENFORCEABILITY OF JUDGMENTS

        Since a significant portion of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Parlee McLaws LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any New York Court against us, which judgment is subsisting and unsatisfied for a sum certain with respect to enforceability of the Indenture and the notes that is not impeachable as void or voidable or otherwise ineffective under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the notes), (ii) the judgment debtor was properly served in connection with any action leading to such judgment, (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta and enforcement thereof will not be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada), (iv) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including any other rule of law, whether equitable, legal or statutory, bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws in the Province of Alberta, (v) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta, (vi) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada) and (vii) the action to enforce such judgment is commenced within the appropriate limitation periods, except that any court in the Province of Alberta may only give judgment in Canadian dollars. We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of U.S. courts, of civil liabilities predicated solely upon U.S. federal securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces of Canada or the SEC are also specifically incorporated by reference in and form an integral part of the prospectus, as supplemented by this prospectus supplement:

  •
  our AIF;

  •
  our Management's Discussion and Analysis for the year ended December 31, 2016;

  •
  our Information Circular dated March 15, 2017 relating to the Annual Meeting of our Shareholders held on May 4, 2017;

  •
  our Information Circular dated March 16, 2016 relating to the Annual and Special Meeting of our Shareholders held on May 5, 2016, excluding the disclosure under the heading "Information Regarding the Plan of Arrangement — Information Regarding PrairieSky — Documents Incorporated by Reference";

  •
  our audited annual comparative consolidated financial statements as at and for the years ended December 31, 2016 and 2015, together with the independent auditor's report thereon;

  •
  our unaudited interim comparative consolidated financial statements for the three months and year ended December 31, 2016 and accompanying Management's Discussion and Analysis;

  •
  our unaudited interim comparative consolidated financial statements for the three months ended March 31, 2017 and accompanying Management's Discussion and Analysis; and

  •
  our Material Change Report dated March 20, 2017 relating to the proposed acquisition of properties, as described in this prospectus supplement under "Recent Developments".

        In addition the following document filed with the SEC is incorporated by reference in this prospectus supplement: Supplementary Oil & Gas Information for the Fiscal Year Ended December 31, 2016, filed with the SEC as an exhibit to our Annual Report on Form 40-F on March 23, 2017.

        Any documents of the type referred to above, any unaudited interim financial statements and management's discussion and analysis relating thereto and any material change reports (excluding confidential material change reports) or business acquisition reports, all as filed by us with the various securities commissions or similar authorities in Canada pursuant to the requirements of applicable securities legislation after the date of this prospectus supplement and prior to the termination of the offering, shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus. Any such documents of the type referred to in the preceding sentence incorporated by reference in this prospectus supplement contained in reports on Form 40-F or Form 6-K which we file with or furnish to the SEC after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus and as an exhibit to the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part. In addition, any other documents contained in reports on Form 6-K, if and to the extent expressly provided in such reports on Form 6-K, which we furnish to the SEC after the date of this prospectus supplement and prior to the termination of the offering shall be deemed to be incorporated as an exhibit to the Registration Statement on Form F-10 of which this prospectus supplement and the accompanying prospectus form a part.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        In addition, any template version of any other marketing materials filed with a securities commission or similar authority in a province of Canada in connection with the offering after the date hereof but prior to the termination of the distribution of the notes under this prospectus supplement is deemed to be incorporated by reference herein and in the prospectus.

        Prospective investors may read and obtain copies of any document, for a fee, that we have filed with the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Additionally, prospective investors may read and download the documents we have filed or furnished on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system website at www.sec.gov. or any public document we have filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. You may obtain a copy of the financial statements and Management's Discussion and Analysis and other information identified above by writing or calling us at the following address and telephone number:

  Canadian Natural Resources Limited
  2100, 855 - 2 Street SW
  Calgary, AB    T2P 4J8
  (403) 517-6700
  Attention: Corporate Secretary

APPENDIX "A"

FINANCIAL STATEMENTS

Index to Financial Statements

Page

Operating Statement for Shell Canada Limited's Oil Sands Properties for the year ended December 31, 2016 (audited) and Operating Statements (unaudited) for Shell Canada Limited's Oil Sands Properties for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016

A-2

Operating Statement of Marathon Oil Canada Corporation for the year ended December 31, 2016 (audited) and Operating Statements (unaudited) for Marathon Oil Canada Corporation for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016

A-7
Canadian Natural Resources Limited Pro Forma Consolidated Operating Statements (unaudited) for the year ended December 31, 2016 and the three months ended March 31, 2017	A-12
Canadian Natural Resources Limited Pro Forma Supplementary Oil and Gas Information (unaudited) for the year ended December 31, 2016	A-17

Operating Statements for:
Shell Canada Limited's
Oil Sands Properties
For the years ended December 31, 2016 and 2015,
and the three months ended March 31, 2017 and 2016

INDEPENDENT AUDITORS' REPORT

To the Directors of
 Shell Canada Limited

We have audited the accompanying operating statement containing revenues, royalty and operating expenses relating to Shell Energy Canada Limited's Mining and In-Situ Oil Sands Properties to be acquired by Canadian Natural Resources Limited (the "Shell Oil Sands Properties") for the year ended December 31, 2016 and a summary of significant accounting policies and other explanatory information (together the "operating statement").

Management's responsibility for the operating statement

Management of Shell Canada Limited is responsible for the preparation of this operating statement of Shell Oil Sands Properties in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an acquired oil and gas property and for such internal control as management determines is necessary to enable the preparation of the operating statement that is free from material misstatement, whether due to fraud or error.

Auditors' responsibility

Our responsibility is to express an opinion on the operating statement based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the operating statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the operating statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the operating statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation of the operating statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates, if any, made by management, as well as evaluating the overall presentation of the operating statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the operating statement presents fairly the revenues, royalties and operating expenses of the Shell Oil Sands Properties for the year ended December 31, 2016 in all material respects, in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements of an oil and gas property.

Other matter

The operating statements for the year ended December 31, 2015 and the three months ended March 31, 2017 and 2016 are unaudited.

Calgary, Canada April 26, 2017	Chartered Professional Accountants

Shell Oil Sands Properties
Operating Statements

Operating statements

(in millions of Canadian dollars)

	Unaudited	Unaudited		Unaudited
	For the three months ended March 31, 2017 $	For the three months ended March 31, 2016 $	For the year ended December 31, 2016 $	For the year ended December 31, 2015 $
Revenues
Product sales	1,227	712	3,887	3,889
Less: royalties	(42)	(12)	(53)	(38)

	1,185	700	3,834	3,851
Expenses
Production	(706)	(593)	(2,501)	(2,941)
Transportation and blending	(64)	(84)	(372)	(376)

Operating income	415	23	961	534

See accompanying notes

Shell Oil Sands Properties

Notes to the Operating Statements

1. BASIS OF PRESENTATION

        The operating statements reflect the revenue, royalties and operating expenses and operating income of Shell Canada Limited's mining and in-situ oil sands properties to be acquired by Canadian Natural Resources Limited ("the Shell Oil Sands Properties") for the years ended December 31, 2016 and 2015, and the three months ended March 31, 2017 and 2016.

        The operating statements have been prepared by management of Shell Canada Limited ("Shell") and includes only working interest revenues, royalties and operating expenses directly related to the Shell Oil Sands Properties. The operating statements do not include any provision for impairment, depletion and depreciation, accretion of decommissioning obligations, future capital costs, general and administrative expenses and income taxes.

        The operating statements have been prepared in accordance with the financial reporting frameworks specified in subsection 3.11(5) of National Instrument 52-107 — Acceptable Accounting Principles and Auditing Standards for operating statements. The line items in the statements have been prepared in all material respects using the accounting policies that are permitted by International Financial Reporting Standards ("IFRS") with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements. Accordingly, the statements, prepared by the management of Shell Canada Limited, include the following line items: revenue, royalties, operating expenses, transportation and blending costs and operating income.

2. SIGNIFICANT ACCOUNTING POLICIES

(A)  Revenue recognition

        Revenues from the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to oil marketing and trading affiliates of Shell. Revenues are based on realized prices received and do not reflect any profits from Shell's corporate marketing activities. Revenues do not include any amounts from financial derivative contracts.

(B)  Royalties

        Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or terms of individual royalty agreements.

(C)  Operating expenses

        Operating expenses include all the costs related to the lifting, gathering, and processing the synthetic crude and heavy oil produced. Operating expenses include the costs of purchases of crude oil and hydrogen used during the upgrading of synthetic crude.

(D)  Transportation and blending costs

        Transportation and blending costs include the cost of delivery of products to a sales point specified in the applicable sales contracts with the affiliate, including the costs of diluent purchased and shipped with the product to facilitate transportation on pipelines.

Shell Oil Sands Properties

Notes to the Operating Statements (Continued)

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(E)  Joint operations

        Substantially all of the mining oil sands are operated through joint arrangements. The statements reflect only Shell's proportionate interest in the mining oil sands.

3. RELATED PARTY TRANSACTIONS

        Shell is the Operator of the Properties, and through their operations they incur Related Party Transactions with subsidiaries of Shell in Product sales, Production expenses, and Transportation and blending expenses.

        The Properties incurred Sales to subsidiaries of Shell in the amount of $1,225 million in the three months ended March 31, 2017 (2016: $709 million) and $3,880 million for the year ended December 31, 2016 (2015: $3,850 million).

        The Properties incurred Production expenses from subsidiaries of Shell in the amount of $238 million in the three months ended March 31, 2017 (2016: $147 million) and $694 million for the year ended December 31, 2016 (2015: $840 million).

        The Properties incurred Transportation and blending expenses from subsidiaries of Shell in the amount of $36 million in the three months ended March 31, 2017 (2016: $58 million) and $262 million for the year ended December 31, 2016 (2015: $262 million).

Operating Statements for:
Marathon Oil Canada Corporation
For the year ended December 31, 2016 and 2015
and
For the three months ended March 31, 2017 and 2016

May 12, 2017

Independent Auditor's Report

To the Directors of Marathon Oil Canada Corporation

We have audited the accompanying operating statements containing schedules of gross revenues, royalties, operating costs and operating income for certain oil and gas properties owned by the Company (the "Property") for the year ended December 31, 2016 and the related notes, which comprise a summary of significant accounting policies and other explanatory information (together the "Operating Statements").

Management's responsibility for the Operating Statements

Management of Marathon Oil Canada Corporation is responsible for the preparation of the Operating Statements of the Property in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards, for operating statements of an acquired oil and gas property, and for such internal control as management determines is necessary to enable the preparation of the Operating Statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on the Operating Statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the Operating Statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Operating Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Operating Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the Operating Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the Operating Statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Operating Statements of the Property for the year ended December 31, 2016 are prepared in all material respects in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards, for operating statements of an acquired oil and gas property.

Other matter

The Operating Statements of the Property for the year ended December 31, 2015 and for the three-month periods ended March 31, 2017 and March 31, 2016 are unaudited.

Chartered Professional Accountants

Marathon Oil Canada Corporation

Operating Statements

	Three months ended March 31		Year ended December 31
(In millions of Canadian dollars)	2017 (unaudited)	2016 (unaudited)	2016 (audited)	2015 (unaudited)
Revenues
Gross revenues	$354.4	$205.4	$1,101.3	$1,083.1
Royalties	(13.5)	(2.2)	(12.4)	(11.9)

	340.9	203.2	1,088.9	1,071.2
Operating Costs
Production	204.6	198.6	816.8	929.2
Transportation	8.8	8.5	35.2	36.6

Total operating costs	213.4	207.1	852.0	965.8
Operating income (loss)	$127.5	$(3.9)	$236.9	$105.4

The accompanying notes are an integral part of these Operating Statements.

1. Basis of Presentation

        The Operating Statements containing Revenues, Royalties, Production costs and Transportation costs relate to Marathon Oil Canada Corporation ("MOCC"), which includes its 20 percent outside-operated undivided interest in the operations of the Athabasca Oil Sands Project ("AOSP") and various interests in its undeveloped in-situ properties.

        The Operating Statements are prepared in accordance with the financial reporting framework specified in subsection 3.11(5) of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for operating statements. The line items in the Operating Statements have been prepared in all respects using accounting policies that are permitted by generally accepted accounting principles of the U.S. ("US GAAP") applicable to publicly accountable enterprises, with such accounting policies applying to those line items as if such line items were presented as part of a complete set of financial statements.

        Accordingly, the Operating Statements include the following line items: gross revenues, royalties, and operating costs and do not include any provision for marketing sales, marketing expense, exploration expenses, depreciation and depletion, asset retirement obligations, general and administrative expenses, impairment of properties, interest expense, research and development, or income taxes of MOCC.

2. Summary of Significant Accounting Policies

        Revenue recognition—Revenues are recognized when products are shipped to customers, title is transferred, the sales price is fixed or determinable and collectability is reasonably assured.

        Mined bitumen is first processed through an upgrader and then sold as synthetic crude oil.

        Royalties—Royalties are recorded at the time the product is produced. Royalties are calculated in accordance with the applicable government regulations for crown royalties for bitumen production based on the Government of Alberta posted reference prices and are paid in cash.

        Production Costs—Production costs include amounts that are incurred in the mining and processing of the bitumen as well as costs to maintain equipment and facilities. These expenses will include field labour, insurance, maintenance, repairs, property taxes, utilities, supplies, feedstocks and allocated overhead in accordance with the joint operating agreements.

        Transportation Costs—Shipping and handling costs are expensed as incurred and recorded in transportation.

3. Quest Carbon Capture and Storage Project

        In 2015, after satisfying all imposed government requirements, MOCC recognized its 20 percent share of government reimbursements for the Quest Carbon Capture and Storage Project ("Quest"). The Government of Canada and Government of Alberta provided reimbursements for funds previously expended in prior years for capital and operating costs related to Quest. Government reimbursements received for $25.7 million in operational costs have been recorded in the Gross Revenues line of the 2015 Operating Statements.

Canadian Natural Resources Limited
Pro Forma Consolidated Operating Statements
(unaudited)

For the three months ended March 31, 2017
and
the year ended December 31, 2016
(Canadian Dollars)

Canadian Natural Resources Limited

Pro Forma Consolidated Operating Statements

For the three months ended March 31, 2017

(unaudited)

(millions of Canadian dollars)	Canadian Natural Resources Limited	Shell Assets	Marathon Assets (Note 2)	Pro Forma Adjustments	Note	Pro Forma Canadian Natural Resources Limited
Product sales	$3,872	$1,227	$177	$—		$5,276
Less royalties	(230)	(42)	(6)	—		(278)

Revenue	3,642	1,185	171	—		4,998

Expenses
Production	1,102	706	102	—	3	1,910
Transportation and blending	642	64	5	—		711

	1,744	770	107	—		2,621

Operating income	$1,898	$415	$64	$—		$2,377

See accompanying Notes to Pro Forma Consolidated Operating Statements (unaudited).

Canadian Natural Resources Limited

Pro Forma Consolidated Operating Statements

For the year ended December 31, 2016

(unaudited)

(millions of Canadian dollars)	Canadian Natural Resources Limited	Shell Assets	Marathon Assets (Note 2)	Pro Forma Adjustments	Note	Pro Forma Canadian Natural Resources Limited
Product sales	$11,098	$3,887	$551	$—		$15,536
Less royalties	(575)	(53)	(6)	—		(634)

Revenue	10,523	3,834	545	—		14,902

Expenses
Production	4,099	2,501	409	(25)	3	6,984
Transportation and blending	2,003	372	17	—		2,392

	6,102	2,873	426	(25)		9,376

Operating income	$4,421	$961	$119	$25		$5,526

See accompanying Notes to Pro Forma Consolidated Operating Statements (unaudited).

Notes to Pro Forma Consolidated Operating Statements

(amounts in millions of Canadian dollars, unless otherwise stated, unaudited)

1. BASIS OF PRESENTATION

        The accompanying unaudited pro forma consolidated operating statements (the "pro forma statements") of Canadian Natural Resources Limited (the "Company") for the three months ended March 31, 2017 and for the year ended December 31, 2016 have been prepared by management of the Company for illustrative purposes only and give effect to the Company's proposed acquisitions (the "Acquisitions") of: (i) a 60% working interest in the Athabasca Oil Sands Project ("AOSP"), as well as additional working interests in certain other producing and non-producing oil and gas properties from Shell Canada Limited and certain subsidiaries ("Shell Assets"); and (ii) an indirect 10% working interest in the AOSP and related oil sands investments from Marathon Oil Canada Corporation ("Marathon Assets"). The pro forma statements have been prepared using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, on a basis consistent with the Company's accounting policies.

        The pro forma statements have been prepared from information derived from, and should be read in conjunction with:

  •
  the unaudited interim consolidated financial statements of the Company as at and for the three months ended March 31, 2017;

  •
  the audited consolidated financial statements of the Company as at and for the year ended December 31, 2016;

  •
  the unaudited interim operating statement for Shell Canada Limited Oil Sands Properties for the three months ended March 31, 2017;

  •
  the audited operating statement for Shell Canada Limited Oil Sands Properties for the year ended December 31, 2016;

  •
  the unaudited interim operating statement of Marathon Oil Canada Corporation for the three months ended March 31, 2017 prepared using accounting policies that are permitted by generally accepted accounting principles of the U.S.; and

  •
  the audited operating statement of Marathon Oil Canada Corporation for the year ended December 31, 2016 prepared using accounting policies that are permitted by generally accepted accounting principles of the U.S.

        The pro forma statements give effect to the Acquisitions and the pro forma assumptions and adjustments described in note 3 as if the Acquisitions had occurred on January 1, 2016.

        The line items of the pro forma statements are prepared in accordance with accounting policies that are permitted by IFRS and the financial reporting framework specified in subsection 3.14 of National Instrument 52-107 Acceptable Accounting Principles and Auditing Standards for acceptable accounting policies for pro forma financial statements. Adjustments to the pro forma statements have been made where necessary, to comply with applicable disclosure and reporting requirements.

        The pro forma statements may not be indicative of the results that would have occurred if the events reflected therein had been in effect on the date indicated or of the results which may be obtained in the future. The actual results of operations of the Company for any period following the closing of the Acquisitions will vary from the amounts set forth in the pro forma statements and such variation may be material.

Notes to Pro Forma Consolidated Operating Statements (Continued)

(amounts in millions of Canadian dollars, unless otherwise stated, unaudited)

1. BASIS OF PRESENTATION (Continued)

        The pro forma statements do not include any provision for depletion, depreciation and amortization, administration, share-based compensation, asset retirement obligation accretion, interest and other financing expense, or income taxes.

2. MARATHON ASSETS PRESENTATION

        To reflect the impact of the Acquisitions, the pro forma statements include 50% of the results of the operating statements of Marathon Oil Canada Corporation for the three months ended March 31, 2017 and for the year ended December 31, 2016.

	Marathon Operating Statement (100%)		Marathon Assets (Company 50% Share)
	For the year ended December 31, 2016	For the three months ended March 31, 2017	For the year ended December 31, 2016	For the three months ended March 31, 2017
Product sales	$1,101	$354	$551	$177
Less royalties	(12)	(13)	(6)	(6)

	1,089	341	545	171

Operating costs
Production	817	204	409	102
Transportation	35	9	17	5

	852	213	426	107

Operating income	$237	$128	$119	$64

3. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

        For the year ended December 31, 2016, production expense was reduced by $25 million to reflect the IFRS–U.S. GAAP difference related to inspection costs associated with major maintenance turnarounds included in the operating statement of Marathon Oil Canada Corporation that would have been capitalized under the Company's accounting policy. No such adjustment was required for the three months ended March 31, 2017.

Canadian Natural Resources Limited
Pro Forma Supplementary Oil and Gas Information
(unaudited)
For the year ended December 31, 2016
(Canadian Dollars)

PRO FORMA SUPPLEMENTARY OIL & GAS INFORMATION
(Unaudited)

        This pro forma supplementary crude oil and natural gas information has been prepared to give effect to our proposed acquisitions of: i) a 60% working interest in the Athabasca Oil Sands Project ("AOSP"), as well as additional working interests in certain other producing and non-producing oil and gas properties of Shell Canada Limited and certain subsidiaries, ii) an indirect 10% working interest in the AOSP and related oil sands investments from Marathon Oil Canada Corporation, as if they occurred on January 1, 2016, except as otherwise noted. The pro forma information is provided in accordance with the United States Financial Accounting Standards Board ("FASB") Topic 932 — "Extractive Activities — Oil and Gas". All financial information pertaining to Canadian Natural has been prepared in accordance with International Financial Reporting Standards ("IFRS"). Supplementary crude oil and natural gas information pertaining to the Shell AOSP Assets and the Marathon Assets is based on Shell and Marathon's historical financial information, respectively.

        For the years ended December 31, 2016 and 2015, the Company filed its reserves information under National Instrument 51-101 — "Standards of Disclosure of Oil and Gas Activities" ("NI 51-101"), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.

        There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States SEC requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards can be material.

  •
  For the purposes of determining pro forma proved crude oil and natural gas reserves for SEC requirements as at December 31, 2016 Canadian Natural used the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The Company has used the following 12-month average benchmark prices to determine its 2016 reserves for SEC requirements.

Crude Oil and NGLs						Natural Gas
WTI Cushing Oklahoma (US$/bbl)	WCS (Cdn$/bbl)	Canadian Light Sweet (Cdn$/bbl)	Cromer LSB (Cdn$/bbl)	North Sea Brent (US$/bbl)	Edmonton C5+ (Cdn$/bbl)	Henry Hub Louisiana (US$/MMBtu)	AECO (Cdn$/ MMBtu)	BC Westcoast Station 2 (Cdn$/MMBtu)
42.75	38.13	52.08	50.64	44.49	55.36	2.55	2.17	1.66

        A foreign exchange rate of US$1.00/Cdn$1.3228 was used in the 2016 evaluation, determined on the same basis as the 12-month average price.

Pro Forma Net Proved Crude Oil and Natural Gas Reserves

        The net proved reserves presented is a summary of reserve information for Canadian Natural, the Shell AOSP Assets, the Marathon Assets, and for Canadian Natural on a pro forma basis after giving effect to the Acquisitions as if the Acquisitions were completed on January 1, 2016.

        The Company retains Independent Qualified Reserves Evaluators to evaluate Canadian Natural's proved crude oil, bitumen, synthetic crude oil ("SCO"), natural gas, and natural gas liquids ("NGLs") reserves.

  •
  For the years ended December 31, 2016 and 2015, the reports by GLJ Petroleum Consultants Ltd. covered 100% of the Company's SCO reserves. With the inclusion of non-traditional resources within the definition of "oil and gas producing activities" in the SEC's modernization of oil and gas reporting rules, effective January 1, 2010 these reserves volumes are included within the Company's crude oil and natural gas reserves totals.

  •
  For the years ended December 31, 2016 and 2015, the reports by Sproule Associates Limited and Sproule International Limited covered 100% of the Company's crude oil, bitumen, natural gas and NGLs reserves.

        Information regarding the Shell AOSP Assets was provided by Shell and information regarding the Marathon Assets was provided by Marathon. The Company is unable to assess the Vendors' procedures and processes associated with the Acquired Assets.

        In the preparation of this Pro Forma Supplementary Oil and Gas Information we have not independently verified the Shell Operating Statements or the Marathon Operating Statements.

  •
  Proved crude oil and natural gas reserves, as defined within the SEC's Regulation S-X, are the estimated quantities of oil and gas that by analysis of geoscience and engineering data demonstrate with reasonable certainty to be economically producible, from a given date forward, from known reservoirs under existing economic conditions, operating methods and government regulations. Developed crude oil and natural gas reserves are reserves of any category that can be expected to be recovered from existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of drilling a new well; and through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Undeveloped crude oil and natural gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

        Estimates of crude oil and natural gas reserves are subject to uncertainty and will change as additional information regarding producing fields and technology becomes available and as future economic and operating conditions change.

Pro forma Net Proved Crude Oil and Natural Gas Reserves
2016

(MMBOE)	Canadian Natural	Shell AOSP Assets	Marathon Assets	Pro forma
Reserves December 31, 2015	4,973	1,941	349	7,263
Extensions and discoveries	90	96	—	186
Improved recovery	50	—	—	50
Purchases of reserves in place	32	—	—	32
Sales of reserves in place	(1)	—	—	(1)
Production	(275)	(56)	(9)	(340)
Economic revisions due to prices	6	—	—	6
Revisions of prior estimates	413	33	6	452

Reserves, December 31, 2016	5,288	2,014	346	7,648

Net proved developed reserves
December 31, 2015	3,477	1,405	349	5,231
December 31, 2016	3,781	1,387	346	5,514

Pro Forma Capitalized Costs(1)
2016

(MM$)	Canadian Natural	Shell AOSP Assets(2)	Marathon Assets(2)	Pro forma
Proved properties	$101,197	$19,999	$6,418	$127,614
Unproved properties	2,382	349	926	3,657

	103,579	20,348	7,344	131,271
Less: Accumulated depletion and depreciation	(50,520)	(4,883)	(1,315)	(56,718)

Net capitalized costs	$53,059	$15,465	$6,029	$74,553

(1)
The pro forma capitalized costs give effect to the transactions as if they had occurred as at December 31, 2016.

(2)
Amounts are converted from US dollars to Canadian dollars using year-end exchange rate of US$1 = CAD$1.3426.

Pro Forma Costs Incurred in Crude Oil and Natural Gas Activities
2016

(MM$)	Canadian Natural	Shell AOSP Assets	Marathon Assets(1)	Pro forma
Property Acquisitions
Proved	$50	$—	$—	$50
Unproved	—	—	—	—
Exploration	26	—	1	27
Development	4,427	314	41	4,782

Costs incurred	$4,503	$314	$42	$4,859

(1)
Amounts are converted from US dollars to Canadian dollars using year-end exchange rate of US$1 = CAD$1.3426

Pro Forma Results of Operations from Crude Oil and Natural Gas Producing Activities(1)
2016

(MM$)	Canadian Natural	Shell Assets(3)	Marathon Assets(2)	Pro forma
Crude oil and natural gas revenue, net of royalties and blending costs	$8,933	$3,573	$545	$13,051
Production	(4,081)	(2,501)	(384)	(6,966)
Transportation	(673)	(111)	(17)	(801)

	4,179	$961	$144	$5,284
Depletion, depreciation and amortization	(4,847)
Exploration expense	—
Asset retirement obligation accretion	(142)
Petroleum revenue tax	333
Income tax	139

Results of operations	$(338)

(1)
The pro forma results of operation give effect to the transactions as if they had occurred on January 1, 2016.

(2)
Includes the impact of pro forma adjustments. See "Canadian Natural Resources Limited Pro Forma Consolidated Statements (unaudited) for the three months ended March 31, 2017 and the year ended December 31, 2016) in this Appendix "A".

(3)
Shell Assets, for greater certainty, include the Ancillary Properties.

Pro Forma Standardized Measure of Discounted Future Net Cash Flows from Proved Crude Oil and Natural Gas Reserves and Changes Therein

        The following pro forma standardized measure of discounted future net cash flows from proved crude oil and natural gas reserves has been computed using the 12-month average price, defined by the SEC as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period, costs as at the balance sheet date and year-end statutory income tax rates. A discount factor of 10% has been applied in determining the standardized measure of discounted future net cash flows. The Company does not believe that the pro forma standardized measure of discounted future net cash flows will be representative of actual future net cash flows and should not be considered to represent the fair value of the crude oil and natural gas properties. Actual net cash flows will differ from the presented pro forma estimated future net cash flows due to several factors including:

  •
  Future production will include production not only from proved properties, but may also include production from probable and possible reserves;

  •
  Future production of crude oil and natural gas from proved properties will differ from reserves estimated;

  •
  Future production rates will vary from those estimated;

  •
  Future prices and costs rather than 12-month average prices and costs as at the balance sheet date will apply;

  •
  Economic factors such as interest rates, income tax rates, regulatory and fiscal environments and operating conditions will change;

  •
  Future estimated income taxes do not take into account the effects of future exploration and evaluation expenditures; and

  •
  Future development and asset retirement obligations will differ from those estimated.

        Pro forma future net revenues, development, production and asset retirement obligation costs have been based upon the estimates referred to above. The following tables summarize the pro forma future net cash flows relating to proved crude oil and natural gas reserves based on the standardized measure as prescribed in FASB Topic 932 — "Extractive Activities — Oil and Gas":

Pro forma standardized measure of discounted future net cash flows relating to proved Crude Oil and Natural Gas reserves(1)
2016

(MM$)	Canadian Natural	Shell AOSP Assets	Marathon Assets(2)	Pro forma
Future cash inflows	$216,857	$94,308	$17,728	$328,893
Future production costs	(97,013)	(71,909)	(13,366)	(182,288)
Future development costs and asset retirement obligations	(46,650)	(14,823)	(2,122)	(63,595)
Future income taxes	(15,241)	(1,789)	(295)	(17,325)

Future net cash flows	57,953	5,787	1,945	65,685
10% annual discount for timing of future cash flows	(33,638)	(3,224)	(1,233)	(38,095)

Standardized measure of future net cash flows	$24,315	$2,563	$712	$27,590

(1)
The pro forma changes in standardized measure of discounted future net cash flows give effect to the transactions as if they had occurred on January 1, 2016.

(2)
Marathon Assets amounts are converted from US dollars to Canadian dollars using average exchange rate of US$1 = CAD$1.3228.

Pro forma changes in standardized measure of discounted future net cash flows relating to proved Crude Oil and Natural Gas reserves(1)
2016

(MM$)	Canadian Natural	Shell AOSP Assets	Marathon Assets(2)	Pro forma
Sales of crude oil and natural gas produced, net of production costs	$(4,159)	$(983)	$(118)	$(5,260)
Net changes in sales prices and production costs	(7,305)	(990)	562	(7,733)
Extensions, discoveries and improved recovery	700	217	—	917
Changes in future development costs	1,750	2,901	(7)	4,644
Purchases of proved reserves in place	352	—	—	352
Sales of proved reserves in place	(2)	—	—	(2)
Revisions of previous reserve estimates	3,668	77	177	3,922
Accretion of discount	3,527	159	10	3,696
Changes in production timing and other	(2,137)	—	—	(2,137)
Net change in income taxes	385	(302)	(21)	62

Net change	(3,221)	1,079	603	(1,539)
Balance — beginning of year	27,536	1,484	109	29,129

Balance — end of year	$24,315	$2,563	$712	$27,590

(1)
The pro forma changes in standardized measure of discounted future net cash flows give effect to the transactions as if they had occurred on January 1, 2016.

(2)
Marathon Assets amounts are converted from US dollars to Canadian dollars using average exchange rate of US$1 = CAD$1.3228.

BASE SHELF PROSPECTUS

New Issue	October 30, 2015

CANADIAN NATURAL RESOURCES LIMITED

US$3,000,000,000

Debt Securities

        Canadian Natural Resources Limited may offer for sale from time to time debt securities in the aggregate principal amount of up to US$3,000,000,000 or its equivalent in any other currency or units based on or relating to foreign currencies during the 25 month period that this prospectus (including any amendments hereto) remains effective. The debt securities may be offered separately or together, in one or more series, in amounts, at prices and on other terms to be determined based on market conditions at the time of issuance and set forth in an accompanying prospectus supplement.

        We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

        Neither the U.S. Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We are permitted under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting practices, and they are subject to Canadian and United States auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Certain data on oil and gas reserves incorporated by reference in this prospectus have been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

        Owning the debt securities may subject you to tax consequences both in the United States and Canada. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any applicable prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Alberta, some of our officers and directors and some of the experts named in this prospectus are Canadian residents, and most of our assets and all or most of the assets of our officers and directors and the experts are located outside the United States.

        The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada and are not being and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

 ABOUT THIS PROSPECTUS

        In this prospectus, unless otherwise specified or the context otherwise indicates, references to "Canadian Natural", "us", "we" or "our" mean Canadian Natural Resources Limited and its subsidiaries, including its material operating subsidiaries and, where applicable, their respective interests in partnerships and other entities. Unless otherwise specified, all dollar amounts contained in this prospectus are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

        All financial information included and incorporated by reference in this prospectus is determined using International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, which have been adopted as Canadian generally accepted accounting principles, referred to as "Canadian GAAP". "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States.

        This prospectus replaces our base shelf prospectus dated November 1, 2013.

        This prospectus is part of a registration statement on Form F-10 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission (the "SEC"). Under the shelf registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$3,000,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with the additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and the debt securities.

        The securities regulatory authorities in Canada have adopted National Instrument 51-101—Standards of Disclosure for Oil and Gas Activities ("NI 51-101"), which imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities. NI 51-101 permits oil and gas issuers, in their filings with Canadian securities regulatory authorities, to disclose not only proved, probable and possible reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties.

        We disclose reserves in accordance with Canadian securities law requirements and the disclosure of proved and probable reserves in this prospectus and the documents incorporated by reference herein is in accordance with NI 51-101. The SEC definitions of proved and probable reserves are different from the definitions contained in NI 51-101; therefore, proved and probable reserves disclosed in this prospectus and the documents incorporated by reference herein in compliance with NI 51-101 may not be comparable to United States standards. The SEC requires United States oil and gas reporting companies, in their filings with the SEC, to disclose only proved reserves after the deduction of royalties and production due others but permits the optional disclosure of probable and possible reserves.

        In addition, as permitted by NI 51-101, we have determined and disclosed the net present value of future net revenue from our reserves in our NI 51-101 compliant reserves disclosure using forecast prices and costs. The SEC requires that reserves and related future net revenue be estimated based on historical 12-month average prices and current costs, but permits the optional disclosure of revenue estimates based on different price and cost criteria.

        For additional information regarding the presentation of our reserves and other oil and gas information, see the section entitled "Form 51-101F1 Statement of Reserves Data and Other Information" in our Annual Information Form dated March 25, 2015, which is incorporated by reference in this prospectus.

DEFINITIONS

        In this prospectus and in any applicable prospectus supplement:

  •
  "Boe" means barrels of oil equivalent.

        This prospectus contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "Boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In comparing the value ratio using current crude oil prices relative to natural gas prices, the six thousand cubic feet of natural gas to one barrel of oil conversion ratio may be misleading as an indication of value.

WHERE YOU CAN FIND MORE INFORMATION

        We file with the Alberta Securities Commission (the "ASC"), a commission of authority in the Province of Alberta similar to the SEC, material change, annual and quarterly reports and other information. We are also subject to the reporting requirements under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance with the Exchange Act, we file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read any document we file with or furnish to the SEC at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC by paying a fee. The SEC also maintains an internet site that contains reports and other information about issuers like us that file electronically with the SEC. The site address is www.sec.gov.

        Under the multijurisdictional disclosure system adopted by the United States and the provinces of Canada, the SEC and the ASC allow us to "incorporate by reference" certain information we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the ASC under the Securities Act (Alberta) and filed with or furnished to the SEC under the Exchange Act:

  •
  our Annual Information Form ("AIF") dated March 25, 2015 for the year ended December 31, 2014;

  •
  our Management's Discussion and Analysis for the year ended December 31, 2014;

  •
  our Information Circular dated March 18, 2015 relating to the Annual General Meeting of our Shareholders held on May 7, 2015;

  •
  our audited comparative consolidated financial statements as at and for the years ended December 31, 2014 and 2013, together with the notes thereto and the independent auditor's report thereon; and

  •
  our unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015, including the notes thereto, and accompanying Management's Discussion and Analysis.

        Any documents of the type referred to in the preceding paragraph, or similar material, including an Annual Information Form filed by us, all material change reports (excluding confidential reports, if any), business acquisition reports, all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information, filed by us with securities commissions or similar authorities in the relevant provinces of Canada subsequent to the date of this prospectus and prior to 25 months from the date hereof, shall be deemed to be incorporated by reference into this prospectus. The documents are available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

        Any report that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act after the date of this prospectus shall be deemed to be incorporated by reference into this prospectus and the registration statement of which it forms a part, if and to the extent expressly provided for in such report. Our U.S. filings are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and may be accessed at www.sec.gov.

        A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement but only for the purposes of the offering of the debt securities issued thereunder.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report filed or furnished on Form 40-F, 20-F, 10-K, 10-Q, 8-K, 6-K or any respective successor form, such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

        Any statement contained in this prospectus or in a document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, in this prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this prospectus modifies or supersedes that statement. Any statement or document so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        Upon a new Annual Information Form and related Management's Discussion and Analysis and annual consolidated financial statements, together with the notes thereto and the independent auditor's report thereon, being filed with, and where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous Annual Information Form, annual consolidated financial statements and the accompanying Management's Discussion and Analysis and any interim consolidated financial statements and the accompanying Management's Discussion and Analysis, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying Management's Discussion and Analysis being filed by us with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying Management's Discussion and Analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

        In addition, certain marketing materials (as that term is defined in applicable securities legislation) may be used in connection with a distribution of debt securities under this prospectus and any applicable prospectus supplement(s). Any template version of marketing materials (as those terms are defined in applicable securities legislation) pertaining to a distribution of debt securities, and filed by us with the Canadian securities regulators after the date of the prospectus supplement for the offering and before termination of the distribution of such debt securities, will be deemed to be incorporated by reference in that prospectus supplement for the purposes of the distribution of debt securities to which the prospectus supplement pertains.

        In addition, you may obtain a copy of the Annual Information Form and other information mentioned above by writing or calling us at the following address and telephone number:

  Canadian Natural Resources Limited
  2100, 855 – 2 Street S.W.
  Calgary, Alberta
  Canada T2P 4J8
  (403) 517-6700

  Attention: Corporate Secretary

        We have not authorized anyone to provide you with information, whether orally or in writing, or represent anything about us or the offering of debt securities that is not contained or incorporated by reference in this prospectus or any applicable prospectus supplement or the information included in the registration statement of which this prospectus forms a part. We take no responsibility for, and can provide no assurance as to the reliability of, any information that others may give you. We are not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement. Our business, financial condition, results of operation and prospects may have changed since that date.

 FORWARD-LOOKING STATEMENTS

        This prospectus contains or incorporates by reference "forward-looking information" and "forward-looking statements" (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward-looking statements. Forward-looking statements can be identified by the words "believe", "anticipate", "expect", "plan", "estimate", "target", "continue", "could", "intend", "may", "potential", "predict", "should", "will", "objective", "project", "forecast", "goal", "guidance", "outlook", "effort", "seeks", "schedule", "proposed" or expressions of a similar nature suggesting future outcome or statements regarding an outlook. Disclosure related to expected future commodity pricing, forecast or anticipated production volumes, royalties, operating costs, capital expenditures, income tax expenses and other guidance provided throughout this prospectus and the documents incorporated herein by reference constitute forward-looking statements. Disclosure of plans relating to and expected results of existing and future developments, including but not limited to Horizon Oil Sands operations and future expansions, Primrose thermal projects, Pelican Lake water and polymer flood project, the Kirby Thermal Oil Sands Project, the construction and future operations of the North West Redwater bitumen upgrader and refinery and construction by third parties of new, or expansion of existing, pipeline capacity or other means of transportation of bitumen, crude oil, natural gas or synthetic crude oil upon which we may be reliant to transport our products to market also constitute forward-looking statements. This forward-looking information is based on annual budgets and multi-year forecasts, and is reviewed and revised throughout the year as necessary in the context of targeted financial ratios, project returns, product pricing expectations and balance in project risk and time horizons. These statements are not guarantees of future performance and are subject to certain risks. The reader should not place undue reliance on these forward-looking statements as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur.

        In addition, statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. There are numerous uncertainties inherent in estimating quantities of proved and proved plus probable crude oil, natural gas and natural gas liquids reserves and in projecting future rates of production and the timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates.

        The forward-looking statements are based on current expectations, estimates and projections about us and the industry in which we operate, which speak only as of the date such statements were made or as of the date of the report or document in which they are contained, and are subject to known and unknown risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions which will, among other things, impact demand for and market prices of our products; volatility of and assumptions regarding crude oil and natural gas prices; fluctuations in currency and interest rates; assumptions on which our current guidance is based; economic conditions in the countries and regions in which we conduct business; political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; industry capacity; our ability to implement our business strategy, including exploration and development activities; impact of competition; our defense of lawsuits; availability and cost of seismic, drilling and other equipment; our ability to complete capital programs; our ability to secure adequate transportation for our products; unexpected disruptions or delays in the resumption of the mining, extracting or upgrading of our bitumen products; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; our ability to attract the necessary labour required to build our thermal and oil sands mining projects; operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas and in mining, extracting or upgrading bitumen products; availability and cost of financing; our success of exploration and development activities and ability to replace and expand crude oil and natural gas reserves; timing and success of integrating the business and operations of acquired companies; production levels; imprecision of reserve estimates and estimates of recoverable quantities of crude oil, bitumen, natural gas and natural gas liquids not currently classified as proved; actions by governmental authorities; government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations and the impact of climate change initiatives on capital and operating costs); asset retirement obligations; the adequacy of our provision for taxes; and other circumstances affecting revenues and expenses.

        Our operations have been, and in the future may be, affected by political developments and by federal, provincial and local laws and regulations such as restrictions on production, changes in taxes, royalties and other amounts payable to governments or governmental agencies, price or gathering rate controls and environmental protection regulations. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in the forward-looking statements. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and our course of action would depend upon our assessment of the future considering all information then available.

        We caution that the foregoing list of important factors is not exhaustive. Unpredictable or unknown factors not discussed in this prospectus, including the documents incorporated by reference, could also have material adverse effects on forward-looking statements. Although we believe that the expectations conveyed by the forward-looking statements are reasonable based on information available to us on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements.

        Additional factors are described in our Management's Discussion and Analysis of financial condition and results of operations incorporated by reference in our Annual Information Form, which is filed with the securities commissions or similar authorities in the provinces of Canada and incorporated by reference in this prospectus. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus. Except as required under applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

CANADIAN NATURAL RESOURCES LIMITED

        We are a Canadian-based senior, independent energy company engaged in the acquisition, exploration, development, production, marketing and sale of crude oil, natural gas liquids, natural gas and bitumen. Our core regions of operations are in western Canada, the United Kingdom sector of the North Sea and Offshore Africa. Our head and principal office is located at 2100, 855 - 2 Street S.W., Calgary, Alberta, Canada T2P 4J8.

        Our common shares are listed for trading on the Toronto Stock Exchange and on the New York Stock Exchange under the trading symbol "CNQ".

 USE OF PROCEEDS

        Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes relating to our core regions of operations in western Canada, the United Kingdom sector of the North Sea and Offshore Africa, which may include financing our capital expenditure program and working capital requirements in those regions. We may also use the net proceeds for the repayment of indebtedness. Pending such use of any proceeds, we may invest funds in short-term marketable securities.

INTEREST COVERAGE

        The following coverage ratios have been prepared in accordance with Canadian securities law requirements and are included in this prospectus in accordance with Canadian disclosure requirements.

        The following coverage ratios are calculated on a consolidated basis for the twelve month periods ended June 30, 2015 and December 31, 2014. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus.

        The interest coverage ratios for the twelve month periods ended June 30, 2015 and December 31, 2014 have been calculated based on information contained within our financial statements for the related periods which were prepared in accordance with IFRS.

	June 30, 2015(1)	December 31, 2014(1)
Interest coverage on long-term debt	5.0x	10.6x

Note:

(1)
Interest coverage on long-term debt is equal to net earnings plus income taxes and interest expense, excluding current and deferred United Kingdom Petroleum Revenue Tax expense and other taxes; divided by the sum of interest expense and capitalized interest.

DESCRIPTION OF DEBT SECURITIES

        In this section, "we", "us", "our" or "Canadian Natural" refers only to Canadian Natural Resources Limited without its subsidiaries or interest in partnerships and other entities. The following describes certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the applicable prospectus supplement. Accordingly, for a description of the terms of a particular series of debt securities, reference must be made to both the applicable prospectus supplement relating to them and the description of the debt securities set forth in this prospectus.

        The debt securities will be issued under a trust indenture dated July 24, 2001 originally made between us and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Initial Trustee"), as amended by a supplemental indenture dated October 28, 2011 (the "First Supplemental Indenture") entered into between us and the Initial Trustee and having effect only with respect to debt securities issued after the date of the First Supplemental Indenture, as amended by a second supplemental indenture (the "Second Supplemental Indenture") dated as of August 30, 2013 among us, the Initial Trustee and Wells Fargo Bank, National Association (the "Trustee"), as the successor trustee on the resignation of the Initial Trustee (the trust indenture dated July 24, 2001 as amended by the First Supplemental Indenture and the Second Supplemental Indenture referred to herein as the "Indenture"). Pursuant to the terms of the Second Supplemental Indenture, the Trustee has accepted its appointment as successor Trustee, Security Registrar and Paying Agent under the Indenture. The Indenture is subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the Indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summaries of the Indenture and the debt securities are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated in this prospectus by reference as part of the statement made, and the statement is qualified in its entirety by the reference to the Indenture. References in parentheses are to section numbers in the Indenture.

General

        The Indenture does not limit the aggregate principal amount of debt securities (which may include debentures, notes and other unsecured evidences of indebtedness) that may be issued under the Indenture, and provides that debt securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies. The debt securities offered pursuant to this prospectus will be issued in an amount up to US$3,000,000,000 or the equivalent. The Indenture also permits us to increase the principal amount of any series of debt securities previously issued and to issue that increased principal amount.

        The applicable prospectus supplement will contain a description of the following terms relating to the debt securities being offered:

  (a)
  the title of the debt securities of such series;

  (b)
  any limit on the aggregate principal amount of the debt securities of such series;

  (c)
  the date or dates, if any, on which the principal (and premium, if any) of the debt securities of such series will mature and the portion (if less than all of the principal amount) of the debt securities of such series to be payable upon declaration of acceleration of maturity and/or the method by which such date or dates shall be determined;

  (d)
  the rate or rates (which may be fixed or variable) at which the debt securities of such series will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the debt securities of such series which are Registered Securities and/or the method by which such date or dates shall be determined;

  (e)
  if applicable, any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of such series may be redeemed or purchased at the option of Canadian Natural or otherwise;

  (f)
  if applicable, whether the debt securities of such series will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the debt securities of such series in bearer form and as to exchanges between registered and bearer form;

  (g)
  whether the debt securities of such series will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

  (h)
  the denominations in which any of the debt securities of such series which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the debt securities of such series which are in bearer form will be issuable, if other than the denomination of US$1,000;

  (i)
  each office or agency where the principal of and any premium and interest on the debt securities of such series will be payable, and each office or agency where the debt securities of such series may be presented for registration of transfer or exchange;

  (j)
  if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the debt securities of such series are denominated and/or in which the payment of the principal of and any premium and interest on the debt securities of such series will or may be payable;

  (k)
  any index pursuant to which the amount of payments of principal of and any premium and interest on the debt securities of such series will or may be determined;

  (l)
  any applicable Canadian and U.S. federal income tax consequences;

  (m)
  whether and under what circumstances we will pay Additional Amounts on the debt securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the debt securities of such series rather than pay the Additional Amounts (and the terms of any such option);

  (n)
  any deletions from, modifications of or additions to the Events of Default or covenants of Canadian Natural with respect to such debt securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; and

  (o)
  any other terms of the debt securities of such series.

        Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender debt securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the debt securities will bear interest, in the event we become involved in a highly leveraged transaction or in the event that we undergo a change in control.

        Debt securities may be issued under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted debt securities or other debt securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating to the debt securities.

Ranking and Other Indebtedness

        The debt securities will be unsecured obligations of ours and, unless otherwise provided in the prospectus supplement relating to such debt securities, will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other debt securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities of any of our corporate or partnership subsidiaries, including trade payables and other indebtedness.

Registered Global Securities

        Unless otherwise indicated in a prospectus supplement, a series of debt securities will be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.

        The specific terms of the depository arrangement with respect to any portion of a particular series of debt securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. Canadian Natural anticipates that the following provisions will apply to all depository arrangements.

        Upon the issuance of a Registered Global Security, the Depository or its nominee will credit, on its book entry and registration system, the respective principal amounts of the debt securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        The laws of some states in the United States require certain purchasers of securities to take physical delivery of the debt securities in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

        So long as the Depository for a Registered Global Security or its nominee is the registered owner of the debt securities, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the debt securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have debt securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of that series in definitive form and will not be considered the owners or Holders of those debt securities under the Indenture.

        Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. Neither we, the Trustee nor any paying agent for debt securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

        We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

        If the Depository for a Registered Global Security representing debt securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of debt securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in our sole discretion determine not to have the debt securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing debt securities of that series.

Debt Securities in Definitive Form

        If indicated in an applicable prospectus supplement, the debt securities may be issued in definitive form without coupons. Debt securities in definitive form may be presented for exchange and for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Debt securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

        Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on debt securities in definitive form will be made at the office or agency of the Trustee except that, at our option, payment of any interest may be made (a) by check mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

Negative Pledge

        The Indenture includes our covenant that, so long as any of the debt securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over its or their respective assets (present or future) securing any Indebtedness of any Person without also at the same time or prior to that time securing equally and ratably with other Indebtedness all of the debt securities then Outstanding under the Indenture.

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

        The term "Capital Lease Obligation" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

        The term "Consolidated Net Tangible Assets" means the total amount of assets of any Person on a consolidated basis (less applicable reserves and other properly deductible items) after deducting therefrom:

  (a)
  all current liabilities (excluding any indebtedness classified as a current liability and any current liabilities, in each case which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

  (b)
  all goodwill, trade names, trademarks, patents and other like intangibles; and

  (c)
  non-controlling interests in subsidiaries as defined under GAAP,

in each case, as shown on the most recent annual audited or quarterly unaudited consolidated balance sheet of such Person computed in accordance with GAAP.

        The term "Current Assets" means current assets as determined in accordance with GAAP.

        The term "Financial Instrument Obligations" means obligations arising under:

  (a)
  interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is interest rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon interest rates in effect from time to time or fluctuations in interest rates occurring from time to time;

  (b)
  currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is currency exchange rates or pursuant to which the price, value or amount payable thereunder is dependent or based upon currency exchange rates in effect from time to time or fluctuations in currency exchange rates occurring from time to time; and

  (c)
  commodity swap or hedging agreements, floor, cap or collar agreements, commodity futures or options or other similar agreements or arrangements, or any combination thereof, entered into by a Person of which the subject matter is one or more commodities or pursuant to which the price, value or amount payable thereunder is dependent or based upon the price of one or more commodities in effect from time to time or fluctuations in the price of one or more commodities occurring from time to time.

        The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada.

        The term "Indebtedness" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in the consolidated financial statements of Canadian Natural as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (i) any obligation for borrowed money, (ii) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (iii) any Purchase Money Obligation, (iv) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities, (v) any obligation issued or assumed as the deferred purchase price of property or services, (vi) any Capital Lease Obligation, (vii) any obligation to pay rent or other payment amounts with respect to any Sale and Leaseback Transaction, (viii) any payment obligation under Financial Instrument Obligations at the time of determination, (ix) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (x) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or other contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

        The term "Permitted Encumbrances" means any of the following:

  (a)
  any Security Interest existing as of the date of the first issuance by us of the debt securities issued pursuant to the Indenture;

  (b)
  any Security Interest on pipelines, pumping stations or other pipeline facilities, drilling equipment, production equipment and platforms; tank cars, tankers, barges, ships, trucks, automobiles, airplanes or other marine, automotive, aeronautical or other similar moveable facilities or equipment, computer systems and associated programs; office equipment; weather stations; townsites; housing facilities, recreation halls, stores and other related facilities; gasification or natural gas liquefying facilities and burning towers, flares or stacks; retail service stations, bulk plants, storage facilities, terminals or warehouses; or similar facilities and equipment of or associated with any of the foregoing; provided, in each case, that such Security Interest is incurred to finance the acquisition of such property or assets within 90 days after such acquisition and such Security Interest shall be limited to the specified property or assets being financed;

  (c)
  (i) any Security Interest on any specific properties or any interest therein, construction thereon or improvement thereto, and on any receivables, inventory, equipment, chattel paper, contract rights, intangibles and other assets, rights or collateral specifically connected with such properties, incurred (A) to secure all or any part of the financing for acquisition, surveying, exploration, drilling, extraction, development, operation, production, construction, alteration, repair or improvement of, in, under or on such properties and the plugging and abandonment of wells located thereon (it being understood that, in the case of oil and natural gas producing properties (including oil sands properties), or any interest therein, financing incurred for "development" shall include financing incurred for all facilities relating to such properties or to projects, ventures or other arrangements of which such properties form a part or which relate to such properties or interests), or (B) for acquiring ownership of any Person which owns any such property or interest therein, provided that such Security Interest is limited to such property or such interest therein owned by any such Person; and (ii) any Security Interest on an oil and/or natural gas producing property (including oil sands properties) to secure Indebtedness incurred in connection with or necessarily incidental to commitments for the purchase or sale of, or the transportation or distribution of, the products derived from such property;

  (d)
  any Security Interest in favor of Canadian Natural or any of its wholly-owned Subsidiaries;

  (e)
  any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

  (f)
  any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, Canadian Natural or a Subsidiary, or such property is otherwise acquired by Canadian Natural or a Subsidiary, provided such Security Interest does not extend to property owned by Canadian Natural or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

  (g)
  any Security Interest on Current Assets securing any Indebtedness to any bank or banks or other lending institution or institutions incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof, provided that such security is given at the time that the Indebtedness is incurred;

  (h)
  any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, Canadian Natural or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall have secured a stay in the enforcement of any such obligations, (ii) any liens for specified taxes and assessments which are overdue but the validity of which is being contested at the time by Canadian Natural or the Subsidiary, as the case may be, in good faith, and with respect to which Canadian Natural or the Subsidiary shall have secured a stay of enforcement thereof, if applicable, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting the property of Canadian Natural or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license, lease or permit and any defects in title to structures or other facilities arising solely from the fact that such structures or facilities are constructed or installed on lands held by Canadian Natural or the Subsidiary under government permits, licenses, leases or other grants, which obligations, duties and defects in the aggregate do not materially impair the use of such property, structures or facilities for the purpose for which they are held by Canadian Natural or the Subsidiary, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations, liens or claims incidental to current construction, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit, that affects any land, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by Canadian Natural or a Subsidiary in good faith or payment of which has been provided for by deposit with the Trustee of an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, pipelines, natural gas and water mains or electric light and power or telephone conduits, poles, wires and cables) that, in the opinion of Canadian Natural, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by Canadian Natural or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with the operations of Canadian Natural or the Subsidiary, as the case may be, and (x) any liens and privileges arising out of judgments or awards with respect to which Canadian Natural or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall have secured a stay of execution pending such appeal or proceedings for review;

  (i)
  any Security Interest arising under partnership agreements, oil and natural gas leases, overriding royalty agreements, net profits agreements, production payment agreements, royalty trust agreements, master limited partnership agreements, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation, gathering or processing of oil, natural gas or other hydrocarbons or by-product thereof, unitizations and pooling designations, declarations, orders and agreements, development agreements, operating agreements, production sales contracts (including security in respect of take or pay or similar obligations thereunder), area of mutual interest agreements, natural gas balancing or deferred production agreements, injection, repressuring and recycling agreements, salt water or other disposal agreements, seismic or geophysical permits or agreements, which in each of the foregoing cases is customary in the oil and natural gas business, and other agreements which are customary in the oil and natural gas business, provided in all instances that such Security Interest is limited to the assets that are the subject of the relevant agreement;

  (j)
  any Security Interest on cash or marketable securities of Canadian Natural or any Subsidiary granted in the ordinary course of business in connection with Financial Instrument Obligations;

  (k)
  any Security Interest in respect of the sale (including any forward sale) or other transfer, in the ordinary course of business, of (i) oil, natural gas, other hydrocarbons or by-product thereof, or other minerals, whether in place or when produced, for a period of time until, or in an amount such that, the purchaser will realize therefrom a specified amount of money (however determined) or a specified amount of such minerals and (ii) any other interests in property of a character commonly referred to as a "production payment";

  (l)
  any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (k) inclusive, provided the principal amount thereof is not increased and provided that such extension, renewal, alteration or replacement shall be limited to all or a part of the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets); and

  (m)
  any Security Interests that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (m) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10 percent of Consolidated Net Tangible Assets.

        The term "Person" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

        The term "Purchase Money Obligation" means any monetary obligation created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, any extensions, renewals or refundings of any such obligation, provided that the principal amount of such obligation on the date of such extension, renewal or refunding is not increased and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon.

        The term "Sale and Leaseback Transaction" means any direct or indirect arrangement (excluding, however, any such arrangement between Canadian Natural and a Subsidiary or between one or more Subsidiaries) pursuant to which property is sold or transferred and is thereafter leased back from the purchaser or transferee thereof.

        The term "Security Interest" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not; however, for purposes of the "Negative Pledge" covenant only, such term shall not include any encumbrance that may be deemed to arise solely as a result of entering into an agreement, not in violation of the terms of the Indenture, to sell or otherwise transfer assets or property.

        The term "Shareholders' Equity" means the aggregate amount of shareholders' equity of a Person as shown on the most recent annual audited or unaudited interim consolidated balance sheet of such Person and computed in accordance with GAAP.

        The term "Significant Subsidiary" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the Exchange Act.

        The term "Subsidiary" means any corporation or other Person of which there are owned, directly or indirectly, by or for Canadian Natural or by or for any corporation or other Person in like relation to Canadian Natural, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50 percent of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such persons) entitle the holders thereof to more than 50 percent of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary; provided, however, that such term will not include, for purposes of the "Negative Pledge" covenant only, any Subsidiary if the assets of the Subsidiary do not at the time exceed 2 percent of Consolidated Net Tangible Assets.

        The term "Voting Shares" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        The occurrence of any of the following events with respect to the debt securities of any series will constitute an "Event of Default" with respect to the debt securities of that series:

  (a)
  default by Canadian Natural in payment of all or any part of the principal of any of the debt securities of that series when the same becomes due under any provision of the Indenture or of those debt securities;

  (b)
  default by Canadian Natural in payment of any interest due on any of the debt securities of that series, or Additional Amounts on any of the debt securities of that series when they become due and payable, and continuance of that default for a period of 30 days;

  (c)
  default by Canadian Natural in observing or performing any of the covenants described below under "Consolidation, Merger, Amalgamation and Sale of Assets";

  (d)
  default by Canadian Natural in observing or performing any other of its covenants or conditions contained in the Indenture or in the debt securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

  (e)
  default by Canadian Natural or any Subsidiary in payment of the principal of, premium, if any, or interest on any Indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate at the time of default or default in the performance of any other covenant of Canadian Natural or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 15 days after such acceleration;

  (f)
  certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to Canadian Natural or any Significant Subsidiary;

  (g)
  the taking or entry of certain judgments or decrees against Canadian Natural or any Subsidiary for the payment of money in excess of the greater of $75 million and 2 percent of the Shareholders' Equity of Canadian Natural in the aggregate, if Canadian Natural or such Subsidiary, as the case may be, fails to file an appeal or, if Canadian Natural or such Subsidiary, as the case may be, does file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

  (h)
  any other Event of Default provided with respect to debt securities of that series.

        If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to debt securities of any series, unless the principal of all of the debt securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the debt securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the debt securities of one or more series, unless the principal of all of the debt securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all debt securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25 percent in aggregate principal amount of all the debt securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the debt securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those debt securities to be due and payable immediately on demand.

        Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the debt securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the debt securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below. Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

        The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the debt securities of those affected series.

        The Indenture provides that no Holder of the debt securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of that series, (b) the Holders of not less than 25 percent in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity and (d) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the debt securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request during such 60 day period. However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires Canadian Natural to furnish to the Trustee annually an Officers' Certificate as to the compliance by Canadian Natural with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

        The Indenture provides that the Trustee may withhold notice to the Holders of the debt securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the debt securities of those series.

Consolidation, Merger, Amalgamation and Sale of Assets

        Canadian Natural shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, lease, transfer, sale or otherwise) whereby all or substantially all of its assets would become the property of any other Person (the "Successor Corporation") unless (a) the Successor Corporation shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor Corporation will have assumed all of the covenants and obligations of Canadian Natural under the Indenture in respect of the debt securities of every series, and (ii) the debt securities of every series will be valid and binding obligations of the Successor Corporation entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of debt securities under the Indenture; (b) the Successor Corporation is a corporation, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia, (c) Canadian Natural has delivered to the Trustee, within 60 days thereof, an Officer's Certificate and an Opinion of Counsel each stating that such transaction and such supplemental indenture comply with this covenant and all conditions precedent to Section 7.1 relating to such transaction have been complied with, and (d) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

Additional Amounts

        Unless otherwise specified in the applicable prospectus supplement, all payments made by Canadian Natural under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless Canadian Natural is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If Canadian Natural is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, Canadian Natural will pay to each Holder as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") in respect of the beneficial owner thereof:

  (a)
  with which Canadian Natural does not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  (b)
  which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

  (c)
  which is subject to such Canadian Taxes by reason of the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

        Canadian Natural will also:

  (a)
  make such withholding or deduction; and

  (b)
  remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        Canadian Natural will furnish to the Holders of the debt securities, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by Canadian Natural.

        Canadian Natural will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

  (a)
  any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

  (b)
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

  (c)
  any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such Holder's net income.

        Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Tax Redemption

        The debt securities will be subject to redemption in whole, but not in part, at the option of Canadian Natural, at any time, on not less than 30 nor more than 60 days prior written notice, at 100 percent of the principal amount, together with accrued interest thereon to the redemption date, in the event that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

Modification and Waiver

        The Indenture permits Canadian Natural and the Trustee to enter into supplemental indentures without the consent of the Holders of the debt securities to, among other things: (a) secure the debt securities of one or more series, (b) evidence the assumption by the Successor Corporation of Canadian Natural's covenants and obligations under the Indenture and the debt securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the debt securities, (d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the debt securities, (e) establish the form and terms of the debt securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, (g) to comply with any requirements of the SEC in order to effect and maintain the qualification of the Indenture under the Trust Indenture Act of 1939, as amended, (h) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, provided, however, such action shall not adversely affect the interests of the Holders of any debt securities in any material respect, and (i) make any other modifications which will not be prejudicial to the interests of the Holders of the debt securities.

        The Indenture also permits Canadian Natural and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the debt securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the debt securities of each such affected series; provided, however, that Canadian Natural and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security, (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security, (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof, (d) change the place or currency of payment of the principal of or any premium or interest on that Security, (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof, (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration, (g) change the time at which any Security may or shall be redeemable or repayable, (h) change any obligation of Canadian Natural to pay additional amounts provided for pursuant to the Indenture, with certain exceptions, or (i) modify any provisions of the Indenture relating to modifying or amending the Indenture or the waiving of past defaults or covenants except as otherwise specified in the Indenture.

        Prior to the acceleration of the Maturity of any debt securities, the Holders of a majority in aggregate principal amount of the debt securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected debt securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

Defeasance and Covenant Defeasance

        Unless otherwise specified in the applicable prospectus supplement, the Indenture provides that, at the option of Canadian Natural, Canadian Natural will be discharged from any and all obligations with respect to the debt securities of any series (except for certain obligations to register the transfer or exchange of the debt securities of that series, to replace mutilated, destroyed, lost or stolen debt securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust and payments under the trust described below and the defeasance provisions of the Indenture) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Such a defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) stating that Canadian Natural has received from, or there has been published by, the Internal Revenue Service a ruling, since the date of the Indenture, or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada). In addition, Canadian Natural may also obtain a discharge of the Indenture with respect to the debt securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those debt securities, provided that those debt securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

        The Indenture also provides that Canadian Natural may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the debt securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or Government Obligations which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay all the principal of and any premium and interest on the debt securities of that series on the Stated Maturity of those payments in accordance with the terms of the debt securities of that series. Canadian Natural's other obligations with respect to the debt securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (i) Canadian Natural has delivered to the Trustee an Opinion of Counsel in the United States (who may be counsel for Canadian Natural) to the effect that the Holders of debt securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (ii) Canadian Natural has delivered to the Trustee an Opinion of Counsel in Canada (who may be counsel for Canadian Natural) or a ruling from the Canada Revenue Agency to the effect that the Holders of the debt securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that covenant defeasance and will be subject to Canadian federal or provincial income and other Canadian tax (including withholding tax) on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the debt securities include holders who are not resident in Canada).

        In the event that Canadian Natural exercises its option to effect a covenant defeasance with respect to the debt securities of any series, the debt securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default and the amount of money and securities on deposit with the Trustee would be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at their respective Stated Maturities, but may not be sufficient, in the opinion of a nationally recognized firm of independent chartered accountants, to pay the amounts due on the debt securities of that series at the time of the acceleration resulting from that Event of Default, then Canadian Natural would remain liable for this deficiency.

Provision of Financial Information

        We will file with the Trustee, within 15 days after we file them with the SEC, copies of our annual report and other information (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. Notwithstanding that we may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will continue to provide the Trustee, and file with the SEC, in accordance with rules and regulations prescribed from time to time by the SEC, the information, documents and reports which may be required pursuant to Section 13 of the Exchange Act, in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations, which, regardless of applicable requirements shall, at a minimum, consist of such information required to be provided in quarterly and annual reports under the laws of Canada or any province thereof to security holders of a corporation with securities listed on the Toronto Stock Exchange, whether or not we have any of our securities listed on such exchange. Such information will be prepared in accordance with Canadian disclosure requirements and Canadian GAAP.

Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of debt securities and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of debt securities, each such Trustee shall be a Trustee of a trust under the Indenture separate and apart from the trust administered by any other such Trustee, and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of debt securities for which it is Trustee.

Payment and Paying Agents

        Unless otherwise provided in the applicable prospectus supplement, principal, premium, if any, and interest, if any, on debt securities will be payable at an office or agency of the Trustee in New York, New York, except that at our option interest, if any, may be paid (i) by check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register or (ii) by wire transfer to an account located in the United States maintained by the Person entitled thereto as specified in the Security Register. Unless otherwise provided in the applicable prospectus supplement, payment of any instalment of interest on debt securities will be made to the Person in whose name such debt security is registered at the close of business on the Regular Record Date for such interest.

        Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by us for the debt securities will be named in the applicable prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series.

Consent to Service and Jurisdiction

        We have designated CT Corporation System, 111 – Eighth Avenue, 13th Floor, New York, New York 10011 as our authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the debt securities. Any such action may be brought in any Federal court (or, if such court refuses to take jurisdiction, in any New York state court) located in the Borough of Manhattan in The City of New York (a "New York Court"), or brought under United States federal or state securities laws or brought by the Trustee, and Canadian Natural has irrevocably submitted to the jurisdiction of any such court.

Governing Law

        The Indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

        Since a significant portion of our assets, as well as the assets of a number of our directors and officers, are outside the United States, any judgment obtained in the United States against us or certain of our directors or officers, including judgments with respect to the payment of principal on any debt securities, may not be collectible within the United States.

        We have been informed by Parlee McLaws LLP that the laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any New York Court against us, which judgment is subsisting and unsatisfied for a sum certain with respect to enforceability of the Indenture and the debt securities that is not impeachable as void or voidable or otherwise ineffective under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by us in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the debt securities), (ii) the judgment debtor was properly served in connection with any action leading to such judgment, (iii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta and enforcement thereof will not be contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada), (iv) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors' rights including any other rule of law, whether equitable, legal or statutory, bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws in the Province of Alberta, (v) no new admissible evidence relevant to the action is discovered prior to the rendering of judgment by the court in the Province of Alberta, (vi) interest payable on the debt securities is not characterized by a court in the Province of Alberta as interest payable at a criminal rate within the meaning of section 347 of the Criminal Code (Canada) and (vii) the action to enforce such judgment is commenced within the appropriate limitation periods, except that any court in the Province of Alberta may only give judgment in Canadian dollars. We have been advised by such counsel that there is doubt as to the enforceability in Canada in original actions, or in motions to enforce judgments of United States courts, of civil liabilities predicated solely upon United States federal securities laws.

        We filed with the SEC, concurrently with the initial filing of our registration statement on Form F-10 of which this prospectus forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed CT Corporation System as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a United States court arising out of or related to or concerning the offering of the debt securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is a citizen or resident of the United States purchasing the debt securities, including whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        The applicable prospectus supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person (as defined in the applicable prospectus supplement), including, to the extent applicable, certain relevant United States federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

RISK FACTORS

        In addition to the risk factors set forth below, various risk factors relating to the business and securities of Canadian Natural are described in our disclosure documents filed from time to time with the securities commissions and similar regulatory authorities in each of the provinces of Canada and with the SEC and are incorporated by reference in this prospectus, including in particular, our current AIF and Management's Discussion and Analysis. Such risk disclosure forms an integral part hereof.

The debt securities will be structurally subordinated to any indebtedness of our subsidiaries.

        The majority of our assets are held in one or more corporate subsidiaries or partnerships. In the event of the liquidation of any corporate subsidiary, the assets of the subsidiary would be used first to repay the indebtedness of the subsidiary, including trade payables or obligations under any guarantees, prior to being used by us to pay our indebtedness, including any debt securities. Such indebtedness and any other future indebtedness of our subsidiaries would be structurally senior to the debt securities. The Indenture pursuant to which the debt securities will be issued does not limit our ability or the ability of our subsidiaries to incur additional unsecured indebtedness. See "Description of Debt Securities—Ranking and Other Indebtedness".

Credit ratings may not reflect all risks of an investment in the debt securities and may change.

        Credit ratings assigned to us and to our securities by independent credit rating companies may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an independent assessment of our ability to pay our obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Changes in interest rates may cause the market price or value of the debt securities to decline.

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

There is an absence of a public market for the debt securities.

        There is no public market for the debt securities and we do not intend to apply for listing of the debt securities on any securities exchange. If the debt securities are traded after their initial issue, they may trade at a discount from their initial offering prices depending on prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities or that a trading market for the debt securities will develop.

PLAN OF DISTRIBUTION

        We may sell the debt securities to or through underwriters or dealers or to one or more other purchasers directly or through agents.

        The applicable prospectus supplement will describe the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

        The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

        If indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions described in the applicable prospectus supplement or supplements, which will also describe the commission payable for solicitation of these contracts.

        We may enter into agreements to indemnify underwriters, dealers and agents who participate in the distribution of the debt securities against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which the underwriters, dealers or agents may be required to make in respect of these liabilities. The underwriters, dealers and agents with whom we enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

        The debt securities will not be qualified for sale under the securities laws of any province or territory of Canada and may not be offered, sold or delivered, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each underwriter and each dealer participating in the distribution of debt securities will agree that it will not, directly or indirectly, offer, sell or deliver any such debt securities purchased by it in connection with that distribution in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

        Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. We cannot assure you that there will be liquidity in the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of the series of debt securities may be adversely affected.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

        Mr. Timothy Faithfull and Mr. Gordon Giffin, two directors of Canadian Natural, reside outside of Canada. Each of Mr. Faithfull and Mr. Giffin has appointed Canadian Natural, 2100, 855 – 2 Street S.W., Calgary, Alberta, Canada T2P 4J8, as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

LEGAL MATTERS

        Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, certain legal matters in connection with the offering relating to Canadian law will be passed upon for us by Parlee McLaws LLP, Calgary, Alberta, and certain legal matters in connection with the offering relating to U.S. law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. As to all matters of Canadian federal and Alberta law, Paul, Weiss, Rifkind, Wharton & Garrison LLP may rely upon the opinion of Parlee McLaws LLP. As to all matters of U.S. federal and New York law, Parlee McLaws LLP may rely upon the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

        We are advised that, as of the date hereof, the partners and associates of Parlee McLaws LLP beneficially own, directly or indirectly, less than one percent of our outstanding securities and none of our securities or our property are to be received by such persons.

 EXPERTS

        Our consolidated balance sheets as at December 31, 2014 and 2013 and the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014 have been incorporated by reference in this prospectus in reliance on the report dated March 4, 2015 of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP has advised that they are independent with respect to us within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

        Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., independent qualified reserves evaluators, have evaluated our reserves in reports dated March 4, 2015 with an effective date of December 31, 2014 and a preparation date of February 2, 2015, as more particularly described in our Annual Information Form, incorporated by reference herein. The statements as to our reserves, which appear in or are incorporated by reference herein, have been so included or incorporated by reference upon the authority, as experts, of Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd., to the extent described herein or in the documents incorporated by reference herein.

        Based on information provided by the relevant persons or companies, there are beneficial interests, direct or indirect, in less than one percent of our securities or property or securities or property of our associates or affiliates held by Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd. or by "designated professionals", being any partners, employees or consultants of such independent reserves evaluators who participated in and who were in a position to directly influence the preparation of the relevant report, or any such person who, at the time of the preparation of the report was in a position to directly influence the outcome of the preparation of the report.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part insofar as required by the SEC's Form F-10:

  •
  the documents listed in the second paragraph under "Where You Can Find More Information" in this prospectus;

  •
  the consents of our independent auditors, PricewaterhouseCoopers LLP;

  •
  the consent of our Canadian counsel, Parlee McLaws LLP;

  •
  the consents of our independent qualified reserves evaluators, Sproule Associates Limited, Sproule International Limited and GLJ Petroleum Consultants Ltd.;

  •
  powers of attorney from directors and officers of Canadian Natural;

  •
  the Indenture relating to the debt securities;

  •
  the First Supplemental Indenture;

  •
  the Second Supplemental Indenture; and

  •
  the statement of eligibility of the Trustee on Form T-1.

US$3,000,000,000

CANADIAN NATURAL RESOURCES LIMITED

US$1,000,000,000    2.950% Notes due 2023
US$1,250,000,000    3.850% Notes due 2027
US$   750,000,000    4.950% Notes due 2047

PROSPECTUS SUPPLEMENT

MAY 23, 2017

Joint Book-Running Managers

J.P. Morgan
Barclays
BofA Merrill Lynch
Citigroup
MUFG
TD Securities

Co-Managers

RBC Capital Markets
Scotiabank
BMO Capital Markets
CIBC Capital Markets
Mizuho Securities
SMBC Nikko
Wells Fargo Securities